FILED PURSUANT TO RULE 424(b)(4)
REGISTRATION NO. 333-107367
PROSPECTUS

3,000,000 Shares

Common Stock

          We are selling 2,475,000 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 525,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq National Market under the symbol “MRTN.” The last reported sale price on August 14, 2003, was $20.95 per share.

          You should consider the risks that we have described in “Risk Factors” beginning on page 5 before buying shares of our common stock.

	Per Share	Total

Public offering price	$20.50	$61,500,000
Underwriting discounts and commissions	$1.025	$3,075,000
Proceeds, before expenses, to us	$19.475	$48,200,625
Proceeds, before expenses, to the selling stockholders	$19.475	$10,224,375

          The underwriters may purchase up to an additional 225,000 shares of common stock from us and 225,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commissions has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the shares to purchasers on or before August 19, 2003.

Stephens Inc.

BB&T Capital Markets

Legg Mason Wood Walker

Incorporated

Morgan Keegan & Company, Inc.

The date of this prospectus is August 14, 2003.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
COMMON STOCK PRICE RANGE
CAPITALIZATION
SELECTED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
Condensed Balance Sheets
Condensed Statements of Operations
Condensed Statements of Stockholders’ Equity and Comprehensive Income
Condensed Statements of Cash Flows
Notes to Condensed Financial Statements
INDEPENDENT AUDITORS’ REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Balance Sheets
Statements of Operations
Statements of Stockholders’ Equity and Comprehensive Income
Statements of Cash Flows
Notes to Financial Statements

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights certain information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire prospectus carefully, especially the sections entitled “Risk Factors” beginning on page 5 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 17, as well our financial statements and related notes included elsewhere in this prospectus. All information in this prospectus reflects our three-for-two stock split effected in the form of a 50% stock dividend as of July 24, 2003. See “Description of Capital Stock.” The terms “Marten,” “company,” “we,” “us,” “our,” and similar terms refer to Marten Transport, Ltd. unless the context otherwise requires.

Our Business

      We are one of the leading temperature-sensitive truckload carriers in the United States. We specialize in transporting food and other consumer packaged goods that require a temperature-sensitive or insulated environment. We offer nationwide service, concentrating on expedited movements over an average length of haul of approximately 1,000 miles. In 2002, we generated $293.1 million in operating revenue, which made us the nation’s third largest temperature-sensitive carrier measured by revenue.

      We have grown substantially since going public in 1986. From 1986 through 2002, our operating revenue increased from $52.5 million to $293.1 million, a compounded annual growth rate of approximately 11%. Our growth strategy is to expand our business internally by offering shippers a high level of service and significant freight capacity. We market primarily to large shippers that offer consistent volumes of freight in the lanes we prefer and are willing to compensate us for a high level of service. With our fleet of over 2,150 company and independent contractor tractors, we are able to offer service levels that include up to 99% on-time performance and delivery within the narrow time windows often required when shipping perishable commodities. Moreover, as one of the nation’s largest temperature-sensitive carriers, we can offer substantial truck capacity to shippers that desire to concentrate their freight with large, well-capitalized core carriers. Our five largest customers in 2002 were Procter & Gamble, General Mills, Kraft, Anheuser-Busch, and ConAgra.

      We focus our operating strategy on asset productivity, operating efficiency, and cost control. To improve asset productivity, our operations and sales departments work together to secure and service freight that facilitates rapid turnaround times, minimizes non-revenue miles between loads, and carries a favorable rate structure. To achieve efficiency and cost control, we seek to recruit and retain safe and dependable drivers. We operate newer tractors and trailers to minimize breakdowns and repair expense. In addition, we scrutinize our expenses and tightly manage non-revenue generating personnel and asset expenditures.

      We believe that the successful execution of our strategies, along with a more favorable relationship between shipping demand and industry-wide temperature-sensitive truck capacity, have contributed to a significant improvement in our financial results during 2003. For the six months ended June 30, 2003, we increased operating revenue 15.1%, to $163.5 million from $142.0 million for the same period in 2002, and our earnings per diluted share increased 39%, to $0.75 from $0.54. Some of the operational highlights of our efforts include:

•	Average operating revenue per tractor per week of $2,936 for the six months ended June 30, 2003.

•	A ratio of 5.4 tractors for each non-driver employee at June 30, 2003.

•	A ratio of approximately 1.3 trailers for each tractor at June 30, 2003.

•	Average non-revenue miles of 6.6% for the six months ended June 30, 2003.

•	Average company-owned tractor age of 2.1 years and average trailer age of 3.9 years at June 30, 2003.

•	Annualized driver turnover of 58% for the six months ended June 30, 2003.

We believe these measures compare favorably with the other leading truckload carriers, both dry van and temperature-sensitive.

Market Opportunity

      We operate primarily in the temperature-sensitive segment of the truckload market. The temperature-sensitive segment has estimated annual revenue of approximately $8 billion. This market is highly fragmented, with only seven temperature-sensitive carriers reporting revenues over $200 million in 2001. The main commodities shipped include meat, poultry, fish, dairy products, fruits and vegetables, pharmaceuticals, health and beauty products, film, candy, and temperature-sensitive manufacturing materials. Because of difficult operating conditions for trucking companies from 2000 to the present, many participants in the segment were forced to slow their growth, downsize, or cease operations. In addition, orders for new temperature-sensitive trailers decreased 50% between 1999 and 2002. The decrease in carrier capacity, combined with the service-sensitive nature of the segment, contributed to a 6.3% increase in average revenue per loaded mile for temperature-sensitive carriers over the twelve months ended April 30, 2003, according to the American Trucking Associations.

      We believe we operate in an attractive market segment for several reasons:

•	The market lacks any dominant competitor.

•	The food and consumer products we transport are less cyclical than many other kinds of freight.

•	The time and temperature-sensitive nature of the freight favors carriers that offer expertise in the segment and a high level of service.

•	The food industry is dominated by large, consolidating shippers, many of which seek well-capitalized core carriers with significant tractor and trailer capacity.

•	The exit or downsizing of competitors and reduction in refrigerated trailer production has resulted in a more favorable balance of shipper demand and truck capacity.

      As one of the largest carriers focused on the temperature-sensitive segment, we believe we are well positioned and well capitalized to take advantage of future opportunities.

Company Information

      We are incorporated in Delaware. Our principal executive offices are located at 129 Marten Street, Mondovi, Wisconsin 54755, and our telephone number is (715) 926-4216. Our website address is http://www.marten.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock being offered by us	2,475,000 shares

Common stock offered by the selling stockholders	525,000 shares

Common stock to be outstanding after the offering(1)	8,908,223 shares

Use of proceeds	We estimate that our net proceeds from the shares of common stock that we sell in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $47.8 million. We intend to use the net proceeds to repay all amounts outstanding under our revolving credit facility (approximately $19.4 million as of June 30, 2003) and for other general corporate purposes, including the purchase of tractors and trailers. We will not receive any proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	MRTN

      Unless otherwise stated in this prospectus, we have assumed throughout this prospectus that the underwriters’ over-allotment option is not exercised.

(1)	Based on 6,433,223 shares outstanding as of July 24, 2003, giving effect to our three-for-two stock split effected in the form of a fifty percent (50%) stock dividend issued on such date. This number excludes approximately 1,005,750 shares of our common stock reserved for issuance under our incentive stock plans, of which options to purchase 694,125 shares of our common stock are outstanding under these plans.

Summary Financial and Operating Data

(in thousands, except per share data, operating data, and percentages)

      Our summary financial data as of and for the fiscal years ended December 31, 1998, through December 31, 2002, under the caption “Statements of Operations Data” are derived from our audited financial statements. Our annual financial statements were audited by KPMG LLP in 2002 and by Arthur Andersen LLP in the prior years. The summary statements of operations data and balance sheet data as of and for the six months ended June 30, 2002, and 2003, have been derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals that we consider necessary for a fair presentation of our financial position and our results of operations for these periods. Data for interim periods are not necessarily indicative of the results to be expected for a full year. You should read this summary data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other financial information included or incorporated by reference in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Statements of Operations Data:
Operating revenue	$193,648	$219,200	$260,797	$282,764	$293,096	$142,029	$163,527
Operating expenses	177,303	201,514	242,106	267,657	281,235	135,024	154,828

Operating income	16,345	17,686	18,691	15,107	11,861	7,005	8,699
Interest expense, net	3,721	3,822	5,904	4,601	2,227	1,312	741

Income before taxes	12,624	13,864	12,787	10,506	9,634	5,693	7,958
Income taxes	5,050	5,407	4,859	3,992	3,661	2,163	3,024

Net income	$7,574	$8,457	$7,928	$6,514	$5,973	$3,530	$4,934

Basic earnings per common share(1)	$1.13	$1.28	$1.25	$1.04	$0.94	$0.56	$0.77

Diluted earnings per common share(1)	$1.12	$1.28	$1.25	$1.02	$0.92	$0.54	$0.75

Weighted average common shares outstanding:
Basic shares outstanding(1)	6,717	6,582	6,323	6,273	6,353	6,344	6,388

Diluted shares outstanding(1)	6,786	6,597	6,342	6,356	6,527	6,512	6,610

Operating Data:
For period:
Average operating revenue per total mile	$1.17	$1.20	$1.27	$1.25	$1.23	$1.22	$1.27
Average freight revenue per total mile(2)	$1.17	$1.20	$1.22	$1.21	$1.21	$1.21	$1.21
Average miles per tractor per period(3)	119,609	118,598	115,185	119,686	118,624	59,878	59,554
Average operating revenue per tractor per week(3)	$2,678	$2,726	$2,810	$2,870	$2,809	$2,822	$2,936
Average freight revenue per tractor per week(2)(3)	$2,685	$2,722	$2,685	$2,768	$2,756	$2,793	$2,794
Average miles per trip	1,081	1,069	982	978	968	963	1,000
Non-revenue miles percentage(4)	6.6%	6.6%	6.7%	6.6%	6.6%	6.7%	6.6%
At end of period:
Total tractors(3)	1,460	1,633	1,844	1,956	2,078	1,969	2,153
Average age of company tractors (in years)	2.1	1.6	1.5	1.8	1.9	2.0	2.1
Total trailers	2,094	2,303	2,626	2,713	2,676	2,713	2,821
Average age of company trailers (in years)	2.2	2.0	2.6	3.3	4.1	3.8	3.9
Ratio of trailers to tractors(3)	1.4	1.4	1.4	1.4	1.3	1.4	1.3
Ratio of tractors to non-driver personnel(3)	4.6	5.2	5.6	5.4	5.6	5.4	5.4

	June 30, 2003

		As
	Actual	Adjusted(5)

	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$—	$28,353
Total assets	214,048	242,401
Long-term debt, including current portion	50,829	31,429
Total stockholders’ equity	84,906	132,659

(1)	Restated to reflect a three-for-two stock split effected in the form of a 50% stock dividend on July 24, 2003.
(2)	Freight revenue is operating revenue, less fuel surcharge revenue.
(3)	Includes tractors driven by both company-employed drivers and independent contractors. Independent contractors provided 466, 549, 512, 547, and 611 tractors as of December 31, 1998, 1999, 2000, 2001, and 2002, and 599 and 601 tractors as of June 30, 2002, and 2003.
(4)	Represents the percentage of miles for which we are not compensated.
(5)	Gives effect to our sale of 2,475,000 shares of common stock at a public offering price of $20.50 per share and the application of our estimated net proceeds from such sale as described in “Use of Proceeds.”

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including the financial statements and notes thereto, and the documents incorporated by reference in this prospectus, before buying shares of our common stock.

Risks Related to Our Business

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

      Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include: significant increases or rapid fluctuations in fuel prices; excess capacity in the trucking industry; strikes or other work stoppages; low prices or volatility in the market for used equipment; increases in interest rates, fuel taxes, tolls, and license and registration fees; increases in insurance premiums and our self-insurance levels; and difficulty in attracting and retaining qualified drivers and independent contractors.

      We also are affected by recessionary economic cycles, changes in inventory levels, and downturns in customers’ business cycles, particularly in market segments and industries where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the effects of actual or threatened armed conflicts or terrorist attacks and subsequent events on the economy or on consumer confidence in the United States, or the impact, if any, on our future results of operations. In addition, our results of operations may be affected by seasonal factors.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may impair our ability to compete with other carriers. Numerous competitive factors could impair our ability to maintain our current profitability.

      These factors include:

•	We compete with many other truckload carriers that provide temperature-sensitive service of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, and other transportation companies, many of which have more equipment, a wider range of services, and greater capital resources than we do or have other competitive advantages. In particular, several of the largest truckload carriers that offer primarily dry van service also offer temperature-sensitive service, and these carriers could attempt to increase their business in the temperature-sensitive market.

•	Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business.

•	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors.

•	The trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing.

•	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

•	Competition from internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.

•	Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

      A significant portion of our revenue is generated from our major customers. For 2002, our top 30 customers, based on revenue, accounted for approximately 77% of our revenue; our top ten customers accounted for approximately 54% of our revenue; our top five customers accounted for approximately 40% of our revenue; and our top two customers accounted for approximately 20% of our revenue. We do not expect these percentages to change materially for 2003.

      Generally, we enter into one-year contracts with our major customers, the majority of which do not contain any firm obligations to ship with us. We cannot assure you that, upon expiration of existing contracts, these customers will continue to use our services or that, if they do, they will continue at the same levels. In addition, our volumes and rates with our customers could decrease as a result of bid processes or other factors. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Ongoing insurance and claims expenses could significantly affect our earnings.

      Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims, as well as employees’ health insurance. We also are responsible for our legal expenses relating to such claims. We reserve currently for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts. On January 1, 2003, we increased our self-insured retention limit for auto liability claims from $500,000 to $1,000,000 per incident and for workers’ compensation claims from $500,000 to $750,000 per incident. The increase in self-insured retention could increase our claims expense or make our claims expense more volatile depending on the frequency, severity, and timing of claims. Accordingly, the number or severity of claims for which we are self-insured, or the timing of such claims within a given period, could have a materially adverse effect on our operating results.

      We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers recently have been raising premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. If these expenses increase, or if we experience a claim in excess of our coverage limits, or we experience a claim for which coverage is not provided, results of our operations and financial condition could be materially and adversely affected.

Increases in compensation or difficulty in attracting drivers could affect our profitability and ability to grow.

      Periodically, the transportation industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors, and competition for drivers is intense. Due in part to current economic conditions, including the cost of fuel and insurance, the available pool of independent contractor drivers is smaller than it has been historically. Accordingly, we may face difficulty increasing the number of our independent contractor drivers, which is one of our principal sources of planned growth. In addition, our industry suffers from high turnover rates of drivers. Our turnover rate requires us to recruit a substantial number of drivers. Moreover, our turnover rate could increase. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle. In addition, our compensation of drivers and independent contractors is subject to market forces, and we may increase their compensation in future periods. An increase in our expenses or in the number of tractors without drivers could materially and adversely affect our growth and profitability.

Fluctuations in the price or availability of fuel may increase our cost of operation, which could materially and adversely affect our profitability.

      We require large amounts of diesel fuel to operate our tractors and to power the temperature-control units on our trailers. Fuel is one of our largest operating expenses. Fuel prices tend to fluctuate, and prices and availability of all petroleum products are subject to political, economic, and market factors that are beyond our control. We depend primarily on fuel surcharges, volume purchasing arrangements with truck stop chains, and bulk purchases of fuel at our terminals to control our fuel expenses. We previously used commodity swap agreements to partially hedge our exposure to diesel fuel price fluctuations, but the last remaining agreement expired on or prior to December 31, 2002. There can be no assurance that we will be able to collect fuel surcharges or enter into successful hedges in the future. Fluctuations in fuel prices, or a shortage of diesel fuel, could adversely affect our results of operations.

If we are unable to retain our senior executive officers, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of our four senior executive officers: Randolph L. Marten, our Chairman of the Board and President; Darrell D. Rubel, our Executive Vice President, Chief Financial Officer, and Treasurer; Robert G. Smith, our Chief Operating Officer; and Timothy P. Nash, our Executive Vice President of Sales and Marketing. Currently, we do not have employment agreements with any of these persons. The loss of any of their services could have a materially adverse effect on our operations and future profitability. In addition, we must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

      The truckload industry is very capital intensive. Historically, we have depended on cash from operations and borrowings to expand the size of our fleet and maintain modern revenue equipment. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices for new equipment and weakness in the market value of used equipment may adversely affect our profitability and results of operations.

      We have experienced higher prices for new tractors over the past two years, partially as a result of regulations on newly manufactured tractors and diesel engines. See Risk Factor titled “The engines used in our newer tractors are subject to new emissions control regulations, which may substantially increase our operating expenses” on page 8. We expect to continue to pay increased prices for equipment and incur additional expenses and related financing costs for the foreseeable future.

      A large supply of used tractors and trailers in the secondary tractor and trailer resale market has depressed the market value of our used equipment. We currently do not have trade-in agreements covering our tractors to mitigate the impact of depressed market values. A combination of higher initial prices of new equipment and lower resale values for used equipment could materially and adversely affect our business, results of operations, and financial condition.

Seasonality and the impact of weather can affect our profitability.

      Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

      The United States Department of Transportation (“DOT”) and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and insurance requirements. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours-of-service, and ergonomics. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours-of-service. The DOT adopted revised hours-of-service regulations on April 28, 2003. Although the regulations have been adopted, carriers are not required to comply until January 4, 2004. This change could reduce the potential or practical amount of time that drivers can spend driving, if we are unable to limit their other on-duty activities. These changes could adversely affect our profitability if shippers are unwilling to assist in managing the drivers’ non-driving activities, such as loading, unloading, and waiting or pay higher rates to facilitate our compliance with these regulations.

The engines used in our newer tractors are subject to new emissions control regulations, which may substantially increase our operating expenses.

      The Environmental Protection Agency (“EPA”) recently adopted new emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines through 2007, for engines manufactured in October 2002, and thereafter. The new regulations decrease the amount of emissions that can be released by truck engines and affect tractors produced after the effective date of the regulations. Compliance with such regulations has increased the cost of our new tractors and could substantially impair equipment productivity, lower fuel mileage, and increase our operating expenses. Some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements imposed, effective October 1, 2002, by the EPA, and eliminated or sharply reduced the price of repurchase commitments. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations.

We own a forty-five percent (45%) equity interest in MW Logistics, LLC (“MWL”), a third-party provider of logistics services to the transportation industry and a certified minority owned business. We are co-defendants with MWL in a lawsuit relating to, have an equity interest in, and provide revolving loans to, MWL, and if we are held liable as a result of the pending litigation, or MWL fails to fulfill its obligations to us, our financial condition could be adversely affected.

      We own a 45% equity interest in MWL, for which we paid $500,000 in 2001. MWL is a third-party provider of logistics services to the transportation industry and a certified minority owned business. We account for our investment in MWL under the equity method. As a result of recording losses from this investment over time, our investment has been reduced to zero. In April 2002, we, together with Mitchell Ward, Randy Bowman, and MWL, were named as defendants in an adversary proceeding in the United States Bankruptcy Court for the Eastern District of Texas. The proceeding was instituted by the interim trustee of the bankruptcy estate of Mitchell Ward Trucking, Inc. The complaint alleges, among other things, that Messrs. Ward and Bowman breached their fiduciary duties to the debtor by diverting business opportunities of the debtor to MWL, and that we conspired with the other defendants and tortiously interfered with existing and prospective contractual relations of the debtor. The bankruptcy trustee has requested judgment against all defendants, seeking, among other things, the transfer of each defendant’s ownership interest in MWL to the debtor’s estate, an accounting of any proceeds the defendants have received from their MWL ownership and additional costs, expenses and actual and exemplary damages. Although we believe that the claims asserted against us in this proceeding are without merit, and we intend to vigorously defend this matter, we could incur material expenses in the defense and resolution of this proceeding. Any expenses that we incur in defending or resolving this matter, even if not material to our overall financial condition, could adversely affect our results of operations and financial condition in the period recorded.

      We received $6.0 million of our revenues from MWL during the six months ended June 30, 2003, making MWL our fifth largest customer. In 2002 and 2001, we received $6.3 million and $1.5 million, respectively, of our revenues from transportation services arranged by MWL. Freight that we transport for MWL includes shipments by Coors, General Mills, and Procter & Gamble. If MWL is unwilling or unable to continue providing business to us, our business, results of operations, and financial condition could be materially and adversely affected. We also had a trade receivable in the amount of $1.5 million from MWL at June 30, 2003. In addition, we have committed to provide revolving loans to MWL in the maximum outstanding amount of $1.25 million and as of June 30, 2003, MWL owed us $118,000 under this credit arrangement. Although MWL is in default under certain of its covenants in the loan agreement, we have waived such defaults and we have informed MWL that we intend to keep this credit arrangement available to it until at least January 1, 2004. If MWL is unwilling or unable to fulfill its obligations to us under the terms of these arrangements, our business, results of operations, and financial condition could be materially and adversely affected.

We have not made any acquisitions, and if we do so in the future, we may not be successful.

      We have not made any acquisitions subsequent to our initial public offering. However, from time-to-time acquisition opportunities are presented to us that we consider. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. These risks may be even greater than with other companies because of our lack of acquisition experience.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. We also maintain bulk fuel storage and fuel islands at our headquarters, as well as at all of our terminals. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We have outstanding fixed interest rate borrowings that carry above market interest rates and substantial prepayment penalties.

      At June 30, 2003, we had outstanding approximately $31.4 million in unsecured notes with Prudential Insurance Company of America (“Prudential”). The Prudential notes carry interest rate risk. Our approximately $21.4 million in Series A Unsecured Notes bear interest at 6.78% per annum and our approximately $10.0 million in Series B Unsecured Notes bear interest at 8.57% per annum. Amounts borrowed under these notes are prepayable only if we are willing to incur substantial penalties. Although we have no present intention to prepay these notes, our future earnings may be reduced if we do so. In addition, if we do not prepay these notes, our future earnings will be affected by the high interest rates.

Risks Related to Our Common Stock and this Offering

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

      The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of armed conflict or terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, investor perceptions of us and the trucking industry, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to our operating performance or that of other trucking companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The Marten family will continue to control a large portion of our stock and will continue to have substantial control over us following this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

      Randolph L. Marten is our Chairman, President, and principal stockholder, and beneficially owns approximately 44.2% of our outstanding common stock before this offering and will continue to beneficially own approximately 27.9% of our outstanding common stock after this offering (25.9% if the over-allotment option is exercised in full). In addition, Christine K. Marten beneficially owns approximately 14.0% of our outstanding common stock before this offering and will continue to beneficially own approximately 8.5% of our outstanding common stock after this offering (7.2% if the over-allotment option is exercised in full). Ms. Marten is one of our directors, a significant stockholder, and the sister of Mr. Marten. Accordingly, the Marten family has been able to control and, following the offering, will continue to be able to influence decisions requiring stockholder approval, including election of our Board of Directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay in the future for our common stock, and could allow the Marten family to prevent or delay a change of control of our company, which other stockholders may favor. The interests of the Marten family may conflict with the interests of other holders of common stock and they may take actions affecting us with which you disagree.

Shares eligible for public sale after this offering could adversely affect our stock price.

      The market price of our common stock could decline as a result of sales by our existing stockholders after this offering or the perception that these sales could occur. Following the offering, members of the Marten family will beneficially own 36.4% of our common stock (33.1% if the over-allotment option is exercised in full). Sales by existing stockholders also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. All of the shares sold in this offering will be freely tradeable, other than those shares sold in this offering to any of our affiliates. Of the 8,908,223 shares of our common stock to be outstanding after completion of this offering, 3,155,324 shares will be subject to the lock-up agreements described in “Underwriting.” Vested options with respect to an additional 411,375 shares will also be subject to such lock-up agreements. Holders of our common stock subject to lock-up agreements cannot sell or otherwise dispose of any shares during the 90-day period following the date of this prospectus without the consent of Stephens Inc., which has advised us that it has no present intention to release any shares subject to the lock-up agreements.

Provisions of our charter documents and Delaware law could discourage a takeover or change in control that you may consider favorable or the removal of our current management.

      Our Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that could discourage, delay, or prevent a change in control of our company, even if such a change would be beneficial to our stockholders. These provisions include: authorizing the issuance of “blank check” preferred stock that could be issued under a stockholder rights plan or otherwise, by our board of directors to increase the number of outstanding shares in order to delay or prevent a takeover attempt; a prohibition on cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and restrictions on who may call a special meeting of our stockholders. In addition, provisions of Delaware law could delay or make more difficult a merger or tender offer involving us. These provisions of Delaware law prohibit a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless particular conditions are met. The provisions of our charter and Delaware law could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Our former independent public accountant, Arthur Andersen LLP, has been found guilty of a federal obstruction of justice charge, and you may be unable to exercise effective remedies against it in any legal action.

      Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for fiscal periods through December 31, 2001, including issuing an audit report with respect to our audited financial statements for fiscal periods through December 31, 2001, set forth in this prospectus and incorporated by reference herein. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the Federal Government’s investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the United States Securities and Exchange Commission (the “SEC”).

      Arthur Andersen LLP has not reissued its audit report with respect to our audited financial statements for fiscal periods through December 31, 2001, set forth in this prospectus. Furthermore, we are unable to obtain Arthur Andersen LLP’s consent to include such financial statements in this prospectus or to incorporate by reference in this prospectus its audit report included in our Annual Report on Form 10-K for the year ended December 31, 2001, or for prior fiscal years. Under these circumstances, Rule 437a under the Securities Act of 1933 (the “Securities Act”) permits us to dispense with the requirement to file Arthur Andersen LLP’s consent. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited financial statements for fiscal periods through December 31, 2001, that are set forth or incorporated by reference in this prospectus, or any other filing we may make with the SEC, including, with respect to any offering registered under the Securities Act, any claim under Section 11 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited financial statements for fiscal periods through December 31, 2001.

      In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing, investors may elect not to participate in any such offering or, in the alternative, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financial costs may increase or we may miss attractive capital market opportunities.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus and in the documents filed with the SEC that are incorporated by reference in this prospectus.

      Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk Factors” section of this prospectus, any other cautionary language in this prospectus, and the following factors provide examples of these risks and uncertainties: excess capacity in the trucking industry; surplus inventories; recessionary economic cycles and downturns in customers’ business cycles; a decrease in our shipping activity with one or more major customers; increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, and license and registration fees; volatility in the resale value of our used equipment and the price of new equipment; increases in compensation for and difficulty in attracting and retaining qualified drivers and independent contractors; the frequency and severity of accidents and increases in insurance premiums and self-insured retention amounts relating to auto liability, cargo, workers’ compensation, health, and other claims; seasonal factors such as harsh weather conditions that increase operating costs; competition from trucking, rail, and intermodal competitors; and regulatory requirements that increase costs or decrease efficiency.

      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference, in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

      For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).

USE OF PROCEEDS

      We estimate that the net proceeds to us in this offering after deducting underwriting discounts and other estimated expenses will be approximately $47.8 million based upon a public offering price of $20.50 per share. We expect to use our net proceeds as follows:

•	to repay the entire outstanding balance of our revolving credit facility maturing in April 2006, which was $19.4 million at June 30, 2003; and

•	the balance for general corporate purposes, including the purchase of tractors and trailers.

      Our revolving credit facility bears interest based on either the London Interbank Offered Rate, or LIBOR, or the agent bank’s Prime Rate, in each case plus an applicable margin. At June 30, 2003, the effective interest rate was approximately 2.8% per annum. Since June 30, 2002, we have used borrowings under our revolving credit facility primarily to fund the purchase of tractors and trailers and for general corporate purposes. We intend to invest our net proceeds from this offering in short-term, interest-bearing securities until the proceeds are used as described above.

      We will not receive any proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

      On June 30, 2003, our Board of Directors approved a three-for-two split of the our common stock effected in the form of a fifty percent (50%) stock dividend for all stockholders of record as of July 21, 2003. A total of 2,144,328 common shares were issued in this transaction on July 24, 2003. The effects of this stock dividend and our previous stock dividend on January 6, 1998, have been adjusted retroactively in the stockholders’ equity accounts and in all share and per share data in our financial statements, related notes, and supplemental data.

      We have not paid a cash dividend on our common stock since we became publicly traded in September 1986, and we do not expect to make or declare any cash dividends in the foreseeable future. We currently intend to continue to retain earnings to finance the growth of our business and reduce our indebtedness. Our ability to pay cash dividends is currently limited by restrictions contained in our revolving credit facility. Our revolving credit facility prohibits us from paying, in any fiscal year, dividends in excess of 25% of our net income from the prior fiscal year. Future payments of cash dividends will depend on our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors our Board of Directors deems relevant.

COMMON STOCK PRICE RANGE

      Our common stock is listed on the Nasdaq National Market under the symbol “MRTN.” On August 14, 2003, the closing price of our common stock was $20.95. The table below shows the range of high and low bid prices on the Nasdaq National Market for the periods indicated:

	Common Stock Price

	High	Low

Year ending December 31, 2003
Third Quarter (through August 12, 2003)	$21.00	$17.67
Second Quarter	17.93	11.13
First Quarter	13.03	10.40
Year ended December 31, 2002
Fourth Quarter	$12.63	$9.00
Third Quarter	14.14	11.17
Second Quarter	25.34	10.53
First Quarter	12.12	11.00
Year ended December 31, 2001
Fourth Quarter	$11.97	$8.00
Third Quarter	12.14	6.67
Second Quarter	11.00	8.00
First Quarter	10.00	7.50

      On July 24, 2003, we had 254 stockholders of record and 665 beneficial stockholders.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003, on:

•	an actual basis; and

•	an as adjusted basis, giving effect to our sale of 2,475,000 shares of our common stock in this offering, at a public offering price of $20.50 per share, and the application of our estimated net proceeds as set forth in “Use of Proceeds.”

      The following table should be read together with the financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2003

		As
	Actual	Adjusted

	(in thousands)
Cash and cash equivalents	$—	$28,353

Current maturities of long-term debt	$5,000	$5,000

Long-term debt, less current maturities	$45,829	$26,429

Stockholders’ equity:
Common stock, $0.01 par value; 10,000,000 shares authorized; 6,433,342 shares issued and outstanding; 8,908,342 shares issued and outstanding, as adjusted(1)	64	89
Additional paid-in capital	11,573	59,301
Retained earnings	73,269	73,269

Total stockholders’ equity	84,906	132,659

Total capitalization	$135,735	$164,088

(1)	On August 11, 2003, at a special meeting of stockholders, our Amended and Restated Certificate of Incorporation was adopted increasing our authorized capital stock to 23,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value. See “Description of Capital Stock.”

SELECTED FINANCIAL AND OPERATING DATA
(in thousands, except per share data, operating data, and percentages)

     Our selected financial data as of and for the fiscal years ended December 31, 1998, through December 31, 2002, under the captions “Statements of Operations Data” and “Balance Sheet Data” are derived from our audited financial statements. Our annual financial statements were audited by KPMG LLP in 2002 and by Arthur Andersen LLP in the prior years. The selected statements of operations data and balance sheet data as of and for the six months ended June 30, 2002, and 2003, have been derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals that we consider necessary for a fair presentation of our financial position and our results of operations for these periods. Data for interim periods are not necessarily indicative of the results to be expected for a full year. You should read this selected financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other financial information included or incorporated by reference in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Statements of Operations Data:
Operating revenue	$193,648	$219,200	$260,797	$282,764	$293,096	$142,029	$163,527

Operating expenses (income):
Salaries, wages, and benefits	58,798	64,123	75,076	86,220	89,941	44,670	48,958
Purchased transportation	46,833	57,637	61,096	61,508	67,359	32,248	35,817
Fuel and fuel taxes	23,328	26,962	41,880	45,356	43,339	19,837	27,719
Supplies and maintenance	15,633	16,808	18,849	22,537	21,792	10,508	12,089
Depreciation	18,724	20,622	25,154	26,989	27,706	13,658	14,724
Operating taxes and licenses	3,809	4,467	4,953	5,184	5,136	2,416	2,771
Insurance and claims	3,681	4,630	5,883	10,337	14,870	6,787	7,418
Communications and utilities	2,524	2,667	2,938	3,121	3,002	1,462	1,594
Loss (gain) on disposition of revenue equipment	(935)	(2,067)	(742)	(1,149)	26	(73)	(156)
Other	4,908	5,665	7,019	7,554	8,064	3,511	3,894

Total operating expenses	177,303	201,514	242,106	267,657	281,235	135,024	154,828

Operating income	16,345	17,686	18,691	15,107	11,861	7,005	8,699
Other expenses (income):
Interest expense	3,964	4,042	6,242	5,114	3,479	1,840	1,532
Interest income	(243)	(220)	(338)	(513)	(1,252)	(528)	(791)

	3,721	3,822	5,904	4,601	2,227	1,312	741

Income before income taxes	12,624	13,864	12,787	10,506	9,634	5,693	7,958
Provision for income taxes	5,050	5,407	4,859	3,992	3,661	2,163	3,024

Net income	$7,574	$8,457	$7,928	$6,514	$5,973	$3,530	$4,934

Basic earnings per common share(1)	$1.13	$1.28	$1.25	$1.04	$0.94	$0.56	$0.77

Diluted earnings per common share(1)	$1.12	$1.28	$1.25	$1.02	$0.92	$0.54	$0.75

Weighted average common shares outstanding:
Basic shares outstanding(1)	6,717	6,582	6,323	6,273	6,353	6,344	6,388

Diluted shares outstanding(1)	6,786	6,597	6,342	6,356	6,527	6,512	6,610

						June 30, 2003
	At December 31,
							As
	1998	1999	2000	2001	2002	Actual	Adjusted(2)

						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,116	$—	$—	$1,990	$—	$—	$28,353
Total assets	156,709	185,919	212,073	210,293	216,018	214,048	242,401
Long-term debt, including current portion	56,131	69,258	89,901	75,116	63,629	50,829	31,429
Total stockholders’ equity	53,278	59,605	65,845	72,399	79,220	84,906	132,659

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Operating Data:
For period:
Average operating revenue per total mile	$1.17	$1.20	$1.27	$1.25	$1.23	$1.22	$1.27
Average freight revenue per total mile(3)	$1.17	$1.20	$1.22	$1.21	$1.21	$1.21	$1.21
Average miles per tractor(4)	119,609	118,598	115,185	119,686	118,624	59,878	59,554
Average operating revenue per tractor per week(4)	$2,678	$2,726	$2,810	$2,870	$2,809	$2,822	$2,936
Average freight revenue per tractor per week(3)(4)	$2,685	$2,722	$2,685	$2,768	$2,756	$2,793	$2,794
Average miles per trip	1,081	1,069	982	978	968	963	1,000
Non-revenue miles percentage(5)	6.6%	6.6%	6.7%	6.6%	6.6%	6.7%	6.6%
At end of period:
Total tractors(4)	1,460	1,633	1,844	1,956	2,078	1,969	2,153
Average age of company tractors (in years)	2.1	1.6	1.5	1.8	1.9	2.0	2.1
Total trailers	2,094	2,303	2,626	2,713	2,676	2,713	2,821
Average age of company trailers (in years)	2.2	2.0	2.6	3.3	4.1	3.8	3.9
Ratio of trailers to tractors(4)	1.4	1.4	1.4	1.4	1.3	1.4	1.3
Ratio of tractors to non-driver personnel(4)	4.6	5.2	5.6	5.4	5.6	5.4	5.4

(1)	Restated to reflect a three-for-two stock split effected in the form of a 50% stock dividend on July 24, 2003.

(2)	Gives effect to our sale of 2,475,000 shares of common stock at a public offering price of $20.50 per share and the application of our estimated net proceeds from such sale as described in “Use of Proceeds.”

(3)	Freight revenue is operating revenue, less fuel surcharge revenue.

(4)	Includes tractors driven by both company-employed drivers and independent contractors. Independent contractors provided 466, 549, 512, 547, and 611 tractors as of December 31, 1998, 1999, 2000, 2001, and 2002, and 599 and 601 tractors as of June 30, 2002, and 2003.

(5)	Represents the percentage of miles for which we are not compensated.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this prospectus. The following discussion may contain forward-looking statements, and our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk Factors” section of this prospectus.

Overview

      We are one of the leading temperature-sensitive truckload carriers in the United States. We specialize in transporting food and other consumer packaged goods that require a temperature-sensitive or insulated environment.

      We have grown substantially since our initial public offering in 1986. From 1986 through 2002, our operating revenue increased from $52.5 million to $293.1 million, a compounded annual growth rate of approximately 11%. Our growth strategy is to expand our business internally by offering shippers a high level of service and significant freight capacity. We market primarily to large shippers that offer consistent volumes of freight in the lanes we prefer and are willing to compensate us for a high level of service. With our fleet of over 2,150 company and independent contractor tractors, we are able to offer service levels that include up to 99% on-time performance and delivery within the narrow time windows often required when shipping perishable commodities.

      We believe that the successful execution of our growth strategy, along with a more favorable relationship between shipping demand and industry-wide temperature-sensitive truck capacity, have contributed to a significant improvement in our financial results during 2003. For the six months ended June 30, 2003, our operating revenue increased 15.1%, to $163.5 million from $142.0 million for the same period in 2002, and our earnings per diluted share increased 39%, to $0.75 from $0.54. In addition, we reduced our long-term debt by approximately $12.8 million during the six months ended June 30, 2003, without incurring any off-balance sheet leases or significantly increasing the average age of our tractor and trailer fleets.

Revenue and Expenses

      We generate substantially all of our revenue by transporting freight for our customers. Generally, we are paid by the mile for our services. We also derive revenue from fuel surcharges, loading and unloading activities, equipment detention, and other services. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the United States economy, inventory levels, the level of truck capacity in the temperature-sensitive market, and specific customer demand. We monitor our revenue production primarily through revenue per tractor per week. We also analyze our rates per total and loaded miles, our non-revenue miles percentage, and the miles per tractor we generate.

      Operating ratio (operating expenses as a percentage of operating revenue) is a primary measure of our profitability. Our operating ratio has risen over the last three years as we have continued to experience competitive rate pressures and at the same time have experienced a significant increase in operating costs. The main factors affecting our operating ratio have been a higher overall cost of insurance and claims, including health insurance, and to a lesser extent, elevated fuel prices, and an increased net cost of tractors due to higher initial prices and lower used truck values.

      For much of the 1990s, we maintained an operating ratio in the low 90s. Our goal is to return to that level. We expect this to require additional improvements in revenue per tractor per week to overcome expected additional cost increases of new equipment, elevated insurance costs, and other general increases in operating costs. For the six months ended June 30, 2003, our operating ratio improved from 95.1% in the 2002 period to 94.7% in the 2003 period.

Stock Split

      On July 24, 2003, we effected a three-for-two stock split in the form of a 50% stock dividend. Our financial statements, related notes, and other financial data contained in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

Note Regarding Discussion of Revenue and Expenses

      Our operating revenue includes all revenue we generate from transporting freight for our customers, including revenue from fuel surcharges, loading and unloading activities, equipment detention, and other services. In discussing our results of operations, we have included in certain instances a discussion of revenue, before fuel surcharge, or “freight revenue,” and certain expenses, net of fuel surcharge. We do this because we believe that eliminating this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of both operating and freight revenue, as well as in absolute dollars. We do this because most of our expenses are variable and increase or decrease with the size of our company-owned tractor fleet and the miles that we operate. Accordingly, we believe a discussion of changes in expense items as a percentage of both operating and freight revenue is more useful to understanding the changes in profitability in our business.

Results of Operations

Comparison of Six Months Ended June 30, 2002, to Six Months Ended June 30, 2003

      Our operating revenue increased $21.5 million, or 15.1%, from $142.0 million in the 2002 period to $163.5 million in the 2003 period. Freight revenue (operating revenue less fuel surcharge revenue) increased $15.0 million, or 10.7%, from $140.6 million in the 2002 period to $155.6 million in the 2003 period. Freight revenue excludes $1.4 million of fuel surcharge revenue in the 2002 period and $7.9 million in the 2003 period. The increase in freight revenue resulted from internal growth. Our weighted average number of tractors increased 10.6% from the 2002 period to the 2003 period. Our average freight revenue per tractor per week was consistent from the 2002 period to the 2003 period. Our average freight revenue per mile increased 0.6% despite our cessation of our Northeast regional service, primarily for two customers, that had a negative impact of approximately $.01 per mile. Our average miles per tractor decreased 0.5% from the 2002 period to the 2003 period.

      Salaries, wages, and benefits consist of compensation for our employees, including employee drivers, employees’ health insurance, 401(k) plan contributions, and other fringe benefits. These expenses will vary depending upon the ratio of company drivers to independent contractors, our efficiency, our experience with employees’ health insurance claims, and increases in health care premiums. Salaries, wages, and benefits increased $4.3 million, or 9.6%, from $44.7 million in the 2002 period to $49.0 million in the 2003 period. As a percentage of operating revenue, salaries, wages, and benefits decreased from 31.5% in the 2002 period to 29.9% in the 2003 period. As a percentage of freight revenue, salaries, wages, and benefits decreased from 31.8% in the 2002 period to 31.5% in the 2003 period. The decrease as a percentage of freight revenue was due primarily to a planned reduction in our student driver training expense from the 2002 period, which was partially offset by an increase in the percentage of our fleet comprised of company-owned tractors.

      Purchased transportation consists of payments to independent contractor providers of revenue equipment. Purchased transportation will vary depending upon the ratio of miles driven by company drivers versus independent contractors and the amount of fuel surcharges passed through to independent contractors. Purchased transportation increased $3.6 million, or 11.1%, from $32.2 million in the 2002 period to $35.8 million in the 2003 period. Purchased transportation included fuel surcharges passed through to independent contractors of $342,000 in the 2002 period and $2.2 million in the 2003 period. As a percentage of operating revenue, purchased transportation decreased from 22.7% in the 2002 period to 21.9% in the 2003 period. As a percentage of freight revenue, purchased transportation net of fuel surcharges passed through to independent contractors, decreased from 22.7% in the 2002 period to 21.6% in the 2003 period, primarily because of a decrease in the average number of independent contractor-owned vehicles as a percentage of our fleet.

      Fuel and fuel taxes, which we refer to as fuel expense, increased $7.9 million, or 39.7%, from $19.8 million in the 2002 period to $27.7 million in the 2003 period. As a percentage of operating revenue, fuel expense increased from 14.0% in the 2002 period to 17.0% in the 2003 period. Fuel expense, net of fuel surcharge revenue of $1.4 million in the 2002 period and $7.9 million in the 2003 period, increased $1.4 million, or 7.8%, from $18.4 million in the 2002 period to $19.8 million in the 2003 period. As a percentage of freight revenue, fuel expense, net of fuel surcharge revenue, decreased from 13.1% in the 2002 period to 12.7% in the 2003 period, primarily because of improved recovery of fuel price increases through fuel surcharges in the 2003 period. Fuel prices increased 21.2%, from an average of $1.18 per gallon in the 2002 period to an average of $1.43 per gallon in the 2003 period. Fuel surcharges amounted to $0.01 per total mile in the 2002 period compared with $0.06 per total mile in the 2003 period. Fuel prices increased sharply during the first three months of 2003 because of reasons such as unrest in Venezuela and the Middle East and low inventories. Although fuel prices have moderated somewhat, they remain high based on historical standards. Our fuel costs as a percentage of freight revenue are expected to increase in the future because government mandated emissions standards that were effective October 1, 2002, are expected to result in less fuel efficient engines. We have fuel surcharge provisions in substantially all of our transportation contracts and attempt to recover these increased expenses through fuel surcharges and higher rates. We believe our fuel surcharge program helps offset a substantial portion of increases in fuel costs. However, fuel price increases are not fully offset through these measures, and we do not have surcharge protection on non-revenue miles or the fuel used in our refrigeration units.

      Supplies and maintenance consist of repairs, maintenance, tires, parts, oil, and engine fluids. Repairs, maintenance, tires, and parts expenses vary with the age of equipment and the amount of usage. Supplies and maintenance increased $1.6 million, or 15.0%, from $10.5 million in the 2002 period to $12.1 million in the 2003 period. As a percentage of operating revenue, supplies and maintenance were 7.4% in each period. As a percentage of freight revenue, supplies and maintenance increased from 7.5% in the 2002 period to 7.8% in the 2003 period, due to an increase in the percentage of our fleet comprised of company-owned tractors, for which we bear all maintenance expense. We did not change our maintenance policy and our tractor and trailer fleets remained approximately the same ages.

      Depreciation relates to owned tractors, trailers, communications units, and terminal facilities. Gains or losses on dispositions of revenue equipment are set forth in a separate line item, rather than included in this category. Depreciation increased $1.1 million, or 7.8%, from $13.7 million in the 2002 period to $14.7 million in the 2003 period. As a percentage of operating revenue, depreciation decreased from 9.6% in the 2002 period to 9.0% in the 2003 period. As a percentage of freight revenue, depreciation decreased from 9.7% in the 2002 period to 9.5% in the 2003 period, primarily because of a decrease in our ratio of trailers to tractors, which more than offset an increase in the relative percentage of company-owned vehicles to independent contractor vehicles in our fleet. Our annual cost of tractor and trailer ownership may increase in future periods as a result of higher prices of new equipment, which would result in greater depreciation over the useful life.

      Operating taxes and licenses consist of expenses of procuring license plates and operating permits for our tractors and trailers, and taxes associated with miles run in various jurisdictions. Operating taxes and licenses increased $355,000, or 14.7%, from $2.4 million in the 2002 period to $2.8 million in the 2003 period. As a percentage of operating revenue, operating taxes and licenses were 1.7% in each period. As a percentage of freight revenue, operating taxes and licenses were 1.7% in the 2002 period and 1.8% in the 2003 period.

      Insurance and claims consist of the costs of insurance premiums and the accruals we make for claims within our self-insured retention amounts, primarily for personal injury, property damage, physical damage to our equipment, cargo claims, and workers’ compensation claims. These expenses will vary primarily based upon the frequency and severity of our accident experience, our self-insured retention levels, and the market for insurance. Insurance and claims increased $631,000, or 9.3%, from $6.8 million in the 2002 period to $7.4 million in the 2003 period. As a percentage of operating revenue, insurance and claims decreased from 4.8% in the 2002 period to 4.5% in the 2003 period. As a percentage of freight revenue, insurance and claims were 4.8% in each period. The self-insured retention limit for our primary accident insurance increased from $500,000 during the 2002 period to $1.0 million during the 2003 period. Our significant self-insured retention exposes us to the possibility of significant fluctuations in claims expense between periods depending on the frequency, severity, and timing of claims and to adverse financial results if we incur large or numerous losses. In the event of an uninsured claim above our insurance coverage, or an increase in the frequency or severity of claims within our self-insured retention, our financial condition and results of operations could be materially and adversely affected.

      Communications and utilities consists of usage costs associated with satellite communication units, telephone expenses, and utility charges at our terminal facilities. Communications and utilities increased $132,000, or 9.0%, from $1.5 million in the 2002 period to $1.6 million in the 2003 period. As a percentage of both operating revenue and freight revenue, communications and utilities were 1.0% in both periods.

      Gain on sale of revenue equipment was approximately $73,000 in the 2002 period and $156,000 in the 2003 period.

      Other expense includes professional fees, driver recruiting and retention costs, trailer and drop yard rental, and other miscellaneous expenses. Other expense increased $383,000, or 10.9%, from $3.5 million in the 2002 period to $3.9 million in the 2003 period. As a percentage of operating revenue, other expense was 2.5% in the 2002 period and 2.4% in the 2003 period. As a percentage of freight revenue, other expense was 2.5% in both periods.

      As a result of the aforementioned factors, our operating expenses as a percentage of operating revenue, or “operating ratio,” improved from 95.1% in the 2002 period to 94.7% in the 2003 period. Our operating expenses, net of fuel surcharge revenue, as a percentage of freight revenue improved from 95.0% in the 2002 period to 94.4% in the 2003 period.

      Interest expense consists of interest expense on our revolving credit facility and senior unsecured notes. These expenses are partially offset by interest income from the financing we provide to independent contractors under a tractor purchase program. Interest expense, net, decreased $571,000, or 43.5%, from $1.3 million in the 2002 period to $741,000 in the 2003 period. This decrease was primarily the result of lower average debt balances outstanding, an increase in interest income from financing provided to independent contractors, and interest received from the Internal Revenue Service from a refund attributable to our net operating loss carryback.

      Income tax expense in the 2002 period was $2.2 million, or 38.0% of income before taxes. Income tax expense in the 2003 period was $3.0 million, or 38.0% of income before taxes.

      As a result of the factors described above, net income increased $1.4 million, or 39.8%, from $3.5 million in the 2002 period to $4.9 million in the 2003 period. Net earnings per share improved from $0.54 per diluted share in the 2002 period to $0.75 per diluted share in the 2003 period.

Comparison of Year Ended December 31, 2001, to Year Ended December 31, 2002

      Our operating revenue increased $10.3 million, or 3.7%, from $282.8 million in 2001 to $293.1 million in 2002. Freight revenue increased $14.9 million, or 5.5%, from $272.7 million in 2001 to $287.6 million in 2002. Freight revenue excludes $10.1 million of fuel surcharge revenue in 2001 and $5.5 million of fuel surcharge revenue in 2002. The increase in freight revenue resulted from internal growth. Our weighted average number of tractors increased 5.9% from 2001 to 2002. Our average revenue per tractor per week decreased 0.4% from 2001 to 2002, primarily because of a 0.9% decrease in average miles per tractor, which was partially offset by a 0.4% increase in average freight rates.

      Salaries, wages, and benefits increased $3.7 million, or 4.3%, from $86.2 million in 2001 to $89.9 million in 2002. As a percentage of operating revenue, salaries, wages, and benefits increased from 30.5% in 2001 to 30.7% in 2002. As a percentage of freight revenue, salaries, wages, and benefits decreased from 31.6% in 2001 to 31.3% in 2002, due to a decrease in the percentage of our tractor fleet comprised of company-owned tractors. This decrease was partially offset by an increase of $1.1 million, or 22.0%, in our employees’ health insurance expense as a result of increased premiums on our excess health insurance coverage and higher estimated costs of our self-insured medical claims.

      Purchased transportation increased $5.9 million, or 9.5%, from $61.5 million in 2001 to $67.4 million in 2002. Purchased transportation includes fuel surcharges passed through to independent contractors of $2.3 million in 2001 and $1.5 million in 2002. As a percentage of operating revenue, purchased transportation increased from 21.8% in 2001 to 23.0% in 2002. As a percentage of freight revenue, purchased transportation, net of fuel surcharges passed through to independent contractors, increased from 21.7% in the 2001 to 22.9% in 2002, primarily due to an increase in the average number of independent contractor-owned vehicles as a percentage of our fleet.

      Fuel expense decreased $2.0 million, or 4.4%, from $45.4 million in 2001 to $43.3 million in 2002. As a percentage of operating revenue, fuel expense decreased from 16.0% in 2001 to 14.8% in 2002. Fuel expense, net of fuel surcharge revenue of $10.1 million in 2001 and $5.5 million in 2002, increased $2.5 million, or 7.2%, to $37.8 million in 2002 from $35.3 million in 2001. As a percentage of freight revenue, fuel expense, net of fuel surcharge revenue, increased from 12.9% in 2001 to 13.1% in 2002. This increase resulted from lower recovery of fuel price increases through fuel surcharges in 2002. Fuel prices decreased 6.0%, from an average of $1.33 per gallon in 2001 to an average of $1.25 per gallon in 2002. Fuel surcharges amounted to $0.04 per total mile in 2001 compared to $0.02 per total mile in 2002. Decreases in the price of diesel fuel caused fuel surcharges paid to independent contractors to decrease by $834,000 from 2001 to 2002. Our fuel costs may increase in the future because government mandated emissions standards that were effective October 1, 2002, are expected to result in less fuel-efficient engines.

      Supplies and maintenance decreased $745,000, or 3.3%, from $22.5 million in 2001 to $21.8 million in 2002. As a percentage of operating revenue, supplies and maintenance decreased from 8.0% in 2001 to 7.4% in 2002. As a percentage of freight revenue, supplies and maintenance decreased from 8.3% in 2001 to 7.6% in 2002, primarily as a result of a decrease in the percentage of our fleet comprised of company-owned tractors.

      Depreciation increased $717,000, or 2.7%, from $27.0 million in 2001 to $27.7 million in 2002. The increase is primarily the result of an increase in the number of company-owned tractors being depreciated (1,409 at the end of 2001, compared to 1,467 at the end of 2002). As a percentage of operating revenue, depreciation was 9.5% in each year. As a percentage of freight revenue, depreciation decreased from 9.9% in 2001 to 9.6% in 2002, as the decrease in the percentage of our tractors comprised of company-owned equipment more than offset lower revenue per tractor.

      Operating taxes and licenses were $5.2 million in 2001 and $5.1 million in 2002. As a percentage of operating revenue, operating taxes and licenses were 1.8% in each year. As a percentage of freight revenue, operating taxes and licenses were 1.9% in 2001 and 1.8% in 2002.

      Insurance and claims increased $4.5 million, or 43.9%, from $10.3 million in 2001 to $14.9 million in 2002. As a percentage of operating revenue, insurance and claims increased from 3.7% in 2001 to 5.1% in 2002. As a percentage of freight revenue, insurance and claims increased from 3.8% in 2001 to 5.2% in 2002, primarily as a result of an increase in insurance rates and an increase in accident and cargo claims. The self-insured retention limit for our primary accident insurance increased from $350,000 in 2001 to $500,000 in 2002.

      Communications and utilities remained essentially constant at $3.1 million in 2001, and $3.0 million in 2002. As a percentage of both operating revenue and freight revenue, communications and utilities remained essentially constant at 1.1% in 2001 and 1.0% in 2002.

      Gain on the sale of revenue equipment was $1.1 million in 2001, due to an increase in the market value received for used equipment. A loss of $26,000 was incurred in 2002.

      Other expense increased $510,000, or 6.8%, from $7.6 million in 2001 to $8.1 million in 2002. As a percentage of operating revenue, other expense was 2.7% in 2001 and 2.8% in 2002. As a percentage of freight revenue, other expense was 2.8% in each year.

      As a result of the aforementioned factors, our operating expenses as a percentage of operating revenue, or “operating ratio,” were 94.7% in 2001 and 96.0% in 2002. Our operating expenses, net of fuel surcharge revenue, as a percentage of freight revenue were 94.5% in 2001 and 95.9% in 2002.

      Interest expense, net, decreased $2.4 million, or 51.6%, from $4.6 million in 2001 to $2.2 million in 2002. This decrease was primarily the result of lower interest rates and lower average debt balances outstanding on our revolving credit facility and an increase in interest income from independent contractors.

      Income tax expense in 2001 was $4.0 million, or 38.0% of income before taxes. Income tax expense in 2002 was $3.7 million, or 38.0% of income before taxes.

      As a result of the factors described above, net income decreased $541,000, or 8.3%, from $6.5 million in 2001 to $6.0 million in 2002. Net earnings per share declined from $1.02 per diluted share in 2001 to $0.92 per diluted shares in 2002.

Comparison of Year Ended December 31, 2000, to Year Ended December 31, 2001

      Our operating revenue increased $22.0 million, or 8.4%, from $260.8 million in 2000 to $282.8 million in 2001. Freight revenue increased $23.5 million, or 9.4%, from $249.2 million in 2000 to $272.7 million in 2001. Freight revenue excludes $11.6 million of fuel surcharge revenue in 2000 and $10.1 million of fuel surcharge revenue in 2001. The increase in freight revenue resulted from internal growth. Our weighted average number of tractors increased 6.1% from 2000 to 2001. We also improved average revenue per tractor per week 3.1% from 2000 to 2001 primarily because of a 3.9% increase in average miles per tractor offset slightly by a 0.8% decrease in average freight rates.

      Salaries, wages, and benefits increased $11.1 million, or 14.8%, from $75.1 million in 2000 to $86.2 million in 2001. As a percentage of operating revenue, salaries, wages, and benefits increased from 28.8% in 2000 to 30.5% in 2001. As a percentage of freight revenue, salaries, wages, and benefits increased from 30.1% in 2000 to 31.6% in 2001. The increase was primarily the result of an increase of $1.7 million, or 50.0%, in health insurance expenses, from $3.4 million in 2000 to $5.1 million in 2001, due to increased premiums on our excess health insurance coverage and higher estimated costs on our self-insured medical claims, and an increase in the percentage of our fleet comprised of company-owned tractors.

      Purchased transportation increased $412,000, or 0.7%, from $61.1 million in 2000 to $61.5 million in 2001. Purchased transportation included fuel surcharges passed through to independent contractors of $3.5 million in 2000 and $2.3 million in 2001. As a percentage of operating revenue, purchased transportation decreased from 23.4% in 2000 to 21.8% in 2001. As a percentage of freight revenue, purchased transportation net of fuel surcharges passed through to independent contractors, decreased from 23.1% in 2000 to 21.7% in 2001. The decrease was primarily the result of a decrease in the percentage of our fleet supplied by independent contractors.

      Fuel expense increased $3.5 million, or 8.3%, from $41.9 million in 2000 to $45.4 million in 2001. As a percentage of operating revenue, fuel expense decreased from 16.1% in 2000 to 16.0% in 2001. Fuel expense, net of fuel surcharge revenue of $11.6 million in 2000 and $10.1 million in 2001, increased $5.0 million, or 16.6%, to $35.3 million in 2001 from $30.3 million in 2000. As a percentage of freight revenue, fuel expense, net of fuel surcharge revenue, increased from 12.1% in 2000 to 12.9% in 2001. This increase was primarily caused by an increase in the percentage of our fleet comprised of company-owned tractors in 2001. Fuel prices decreased 3.0% from an average of $1.37 per gallon in 2000 to an average of $1.33 per gallon in 2001. Fuel surcharges amounted to $0.06 per total mile in 2000 and $0.04 per total mile in 2001. Decreases in the price of diesel fuel caused fuel surcharges paid to independent contractors to decrease by $1.1 million from 2000 to 2001.

      Supplies and maintenance increased $3.7 million, or 19.6%, from $18.8 million in 2000 to $22.5 million in 2001. As a percentage of operating revenue, supplies and maintenance increased from 7.2% in 2000 to 8.0% in 2001. As a percentage of freight revenue, supplies and maintenance increased from 7.6% in 2000 to 8.3% in 2001, primarily as a result of a slightly older fleet of tractors and trailers, which resulted in increased repairs.

      Depreciation increased $1.8 million, or 7.3%, from $25.2 million in 2000 to $27.0 million in 2001, primarily as a result of an increase in the number of company-owned tractors being depreciated. As a percentage of operating revenue, depreciation was 9.6% in 2000 and 9.5% in 2001. As a percentage of freight revenue, depreciation was 10.1% in 2000 and 9.9% in 2001.

      Operating taxes and licenses increased from $5.0 million in 2000 to $5.2 million in 2001. As a percentage of operating revenue, operating taxes and licenses were 1.9% in 2000 to 1.8% in 2001. As a percentage of freight revenue, operating taxes and licenses were 2.0% in 2000 and 1.9% in 2001.

      Insurance and claims increased $4.5 million, or 75.7%, from $5.9 million in 2000 to $10.3 million in 2001. As a percentage of operating revenue, insurance and claims increased from 2.3% in 2000 to 3.7% in 2001. As a percentage of freight revenue, insurance and claims increased from 2.4% in 2000 to 3.8% in 2001. This increase was the result of an increase in insurance rates and an increase in accident and cargo claims.

      Communications and utilities increased from $2.9 million in 2000 to $3.1 million in 2001. As a percentage of operating revenue, communications and utilities were 1.1% in both 2000 and 2001. As a percentage of freight revenue, communications and utilities were 1.2% in 2000 and 1.1% in 2001.

      Gain on the sale of revenue equipment was $742,000 in 2000 and $1.1 million in 2001. The gain in 2000 and 2001 was due to an increase in the market value received for used revenue equipment.

      Other expense increased $535,000, or 7.6%, from $7.0 million in 2000 to $7.6 million in 2001. As a percentage of operating revenue, other expense was 2.7% in both 2000 and 2001. As a percentage of freight revenue, other expense was 2.8% in both 2000 and 2001.

      As a result of the aforementioned factors, our operating expenses as a percentage of operating revenue, or “operating ratio,” were 92.8% in 2000 and 94.7% in 2001. Our operating expenses, net of fuel surcharge revenue, as a percentage of freight revenue were 92.5% in 2000 to and 94.5% in 2001.

      Interest expense, net, decreased $1.3 million, or 22.1%, from $5.9 million in 2000 to $4.6 million in 2001. This decrease was primarily the result of lower interest rates, lower average debt balances outstanding, and an increase in interest income from financing provided to independent contractors.

      Income tax expense in 2000 was $4.9 million, or 38.0% of income before taxes. Income tax expense in 2001 was $4.0 million, or 38.0% of income before taxes.

      As a result of the factors described above, net income decreased $1.4 million, or 17.8%, from $7.9 million in 2000 to $6.5 million in 2001. Our net earnings per share declined from $1.25 per diluted share in 2000 to $1.02 per diluted share in 2001.

Liquidity and Capital Resources

      Our business requires substantial, ongoing capital investments, particularly for new tractors and trailers. Our primary sources of liquidity have been funds provided by operations, our unsecured senior notes, and our revolving credit facility. A portion of our tractor fleet is provided by independent contractors who own and operate their own equipment. We have no capital expenditure requirements relating to those drivers who own their tractor or obtain financing through third parties. However, to the extent we purchase the tractor and extend financing to the independent contractor through our tractor purchase program, we have an associated capital expenditure requirement.

      We were able to fund our capital expenditure requirements and significantly reduce our outstanding indebtedness in 2001, 2002, and the first six months of 2003 as our net cash provided by operating activities exceeded our capital expenditure requirements. The table below reflects our net cash flows provided by operating activities, net cash flows used for investing activities, and total long-term debt, including current maturities, for the periods indicated.

				Six Months Ended
	Years Ended December 31,			June 30,

	2000	2001	2002	2002	2003
(In thousands)
Net cash flows provided by operating activities	$27,085	$40,296	$38,148	$16,779	$24,368
Net cash flows used for investing activities	45,918	23,663	29,375	6,349	12,814
Long-term debt, including current maturities	89,901	75,116	63,629	61,000	50,829

      We estimate that capital expenditures, net of trade-ins, will be approximately $16.0 million for the remainder of 2003, and $40.0 million for 2004, primarily for new revenue equipment. Our actual capital expenditures will vary depending on equipment delivery schedules, the level of customer demand for additional equipment, and the percentage of our tractor fleet comprised of company-owned tractors versus tractors owned by independent contractors that do not participate in our tractor purchase program. We expect to fund these capital expenditures with cash flows from operations, borrowings under our revolving credit facility, and our net proceeds from this offering. Any future decreases in customer demand could reduce our cash flows from operations and cause an increase in our long-term debt. We believe our sources of liquidity are adequate to meet our current and anticipated needs through 2004.

      We have outstanding Series A Senior Unsecured Notes with an aggregate principal balance of $21.4 million at June 30, 2003. These notes mature in October 2008, require annual principal payments of $3.57 million that began in October 2002, and bear interest at a fixed rate of 6.78%. We also have outstanding Series B Senior Unsecured Notes with an aggregate principal balance of $10.0 million at June 30, 2003. These notes mature in April 2010, require annual principal payments of $1.43 million beginning in April 2004, and bear interest at a fixed rate of 8.57%.

      We maintain a revolving credit facility in the amount of $45.0 million with two banks. On March 29, 2003, we amended this facility to reduce the maximum borrowing amount from $60.0 million to $45.0 million due to our decreased financing requirements, adjusted our financial covenants, and extended the maturity of this facility to April 2006. At June 30, 2003, the facility had an outstanding principal balance of $19.4 million, outstanding letters of credit of $3.8 million, and remaining borrowing availability of $21.8 million. This facility matures in April 2006 and bears interest at a variable rate based on LIBOR or the agent bank’s Prime Rate, in each case plus an applicable margin. The weighted average interest rate for the facility was 2.8% at June 30, 2003. We intend to use a portion of the net proceeds of this offering to repay the outstanding balance on the facility.

      Our revolving credit facility prohibits us from paying, in any fiscal year, dividends in excess of 25% of our net income from the prior fiscal year. The debt agreements discussed above also contain restrictive covenants which, among other matters, require us to maintain certain financial ratios, including debt-to-equity, minimum tangible net worth, cash flow leverage, interest coverage, and fixed charge coverage. We were in compliance with all such debt covenants at June 30, 2003.

      We have $8.0 million in direct financing receivables from independent contractors under our tractor purchase program as of June 30, 2003, compared with $9.1 million in receivables as of December 31, 2002. These receivables, which are collateralized by the tractors financed, are used to attract and retain qualified independent contractors. We deduct payments from the independent contractors’ settlements weekly and as a result have experienced minimal collection issues for these receivables.

      The following is a summary of our contractual obligations as of June 30, 2003:

	Payments Due by Period

		2004	2006
	Remainder of	and	and
	2003	2005	2007	Thereafter	Total
(In thousands)
Long-term debt obligations	$3,571	$10,000	$29,400	$7,858	$50,829
Purchase obligations for revenue equipment	6,259	—	—	—	6,259
Operating lease obligations	68	123	—	—	191

Total	$9,898	$10,123	$29,400	$7,858	$57,279

Off-Balance Sheet Arrangements

      We did not have any material off-balance sheet arrangements at June 30, 2003, or during the three years ended December 31, 2002.

Inflation and Fuel Costs

      Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on revenue equipment prices, accident claims, health insurance, and employee compensation. We attempt to limit the effects of inflation through increases in freight rates and cost control efforts.

      In addition to inflation, fluctuations in fuel prices can affect our profitability. We require substantial amounts of fuel to operate our tractors and power the temperature-control units on our trailers. Substantially all of our contracts with customers contain fuel surcharge provisions. Although we historically have been able to pass through most long-term increases in fuel prices and taxes to customers in the form of surcharges and higher rates, increases usually are not fully recovered. Fuel prices have remained high throughout most of 2000, 2001, and 2002, which has increased our cost of operating. The elevated level of fuel prices has continued into 2003.

Seasonality

      Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs.

Quarterly Results of Operations

      The following table presents selected financial information for each of our last ten fiscal quarters through June 30, 2003. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of quarterly information.

	Quarter Ended

	Mar.	June	Sept.	Dec.	Mar.	June	Sept.	Dec.	Mar.	June
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,
	2001	2001	2001	2001	2002	2002	2002	2002	2003	2003

	(in thousands, except earnings per share data)
	(unaudited)
Operating revenue	$69,967	$71,653	$70,757	$70,387	$67,998	$74,031	$74,736	$76,331	$79,321	$84,206
Operating income	4,117	4,317	3,673	3,000	1,836	5,169	3,480	1,376	2,656	6,043
Net income	1,648	1,922	1,622	1,322	689	2,841	1,864	579	1,397	3,537
Earnings per share:
Basic(1)	$0.26	$0.31	$0.26	$0.21	$0.11	$0.45	$0.29	$0.09	$0.22	$0.55

Diluted(1)	$0.26	$0.31	$0.25	$0.21	$0.11	$0.44	$0.29	$0.09	$0.21	$0.53

(1)	Restated to reflect a three-for-two stock split effective July 24, 2003.

Critical Accounting Policies

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. A summary of significant accounting policies followed in the preparation of the financial statements is contained in Note 1 to the audited financial statements.

      Revenue Recognition. We record revenue and related expenses on the date shipment of freight is completed.

      Insurance and Claims. We self-insure, in part, for losses relating to workers’ compensation, auto liability, general liability, cargo and property damage claims, along with employees’ health insurance with varying risk retention levels. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review. However, we could suffer losses over our policy limits, which could negatively affect our financial condition and operating results. On January 1, 2003, we increased our self-insured retention limit for auto liability claims from $500,000 to $1,000,000 per incident and on workers’ compensation claims from $500,000 to $750,000 per incident. We have $3.8 million in letters of credit to guarantee settlement of claims under agreements with our insurance carriers and regulatory authorities. The insurance and claims accruals in our balance sheets were $13.2 million as of June 30, 2003, and $12.9 million as of December 31, 2002. We reserve currently for the estimated cost of the uninsured portion of pending claims. These reserves are periodically evaluated and adjusted based on our evaluation of the nature and severity of outstanding individual claims and an estimate of future claims development based on historical claims development factors (or trends). We believe that our claims development factors have historically been reasonable, as indicated by the adequacy of our insurance and claims accruals compared to settled claims. Actual results could differ from these current estimates.

      Property and Equipment. We compute depreciation of our property and equipment for financial reporting purposes based on the cost of each asset, reduced by its estimated salvage value, using the straight-line method over its estimated useful life. We determine and periodically evaluate our estimate of the projected salvage values and useful lives primarily by considering the market for used equipment, prior useful lives, and changes in technology. We have used the same policy regarding salvage values as a percentage of initial cost and useful lives of tractors and trailers for at least the past six years. We believe that our policies and past estimates have been reasonable. Actual results could differ from these estimates.

      Impairment of Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 in 2003. The adoption of SFAS No. 143 did not have a material impact on our financial statements.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF No. 94-3 such liabilities were recognized at the commitment date of an exit plan. The adoption of SFAS No. 146 has not had an impact on our financial statements as of June 30, 2003.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 amends existing guidance on reporting gains and losses on extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends SFAS 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have an impact on our financial statements. It could, however, apply if we retire our unsecured senior notes prior to maturity.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on disclosure requirements for obligations by a guarantor under certain guarantees. This interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. We will apply the provisions of Interpretation No. 45 for initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002, as required. We did not have any guarantees, including indirect guarantees of indebtedness of others, as of June 30, 2003, which would require disclosure under Interpretation No. 45.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of SFAS No. 123 with respect to stock-based compensation. SFAS No. 148 also amends the disclosure requirements in SFAS No. 123. Other than the additional disclosure requirements that have been provided in the accompanying notes to the financial statements, SFAS No. 148 did not affect us, as we did not adopt the fair value measurement provisions of SFAS No. 123.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. We have not yet determined the impact the adoption of FIN No. 46 will have on our financial statements.

      In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement will not have an impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risks

      Commodity Price Risk. We are exposed to a variety of market risks, most importantly the effects of the price and availability of diesel fuel and changes in interest rates. Our operations are heavily dependent upon the use of diesel fuel. The price and availability of diesel fuel can vary and are subject to political, economic, and market factors that are beyond our control. Significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. Historically, we have been able to recover a portion of diesel fuel price increases from customers in the form of fuel surcharges.

      We previously utilized commodity swap agreements to partially hedge our exposure to diesel fuel price fluctuations, but all such agreements expired by December 31, 2002.

      We presently use fuel surcharges to address the risk of high fuel prices. Fuel surcharge programs are widely accepted among our customers, though they can vary somewhat from customer-to-customer. We believe fuel surcharges are effective at mitigating the risk of high fuel prices, although we do not recover the full amount of fuel price increases.

      Interest Rate Risk. Our market risk is also affected by changes in interest rates. We currently have a combination of fixed rate and variable rate obligations to manage our interest rate exposure. Fixed rate obligations expose us to the risk that interest rates might fall. Variable rate obligations expose us to the risk that interest rates might rise. We did not have any interest rate swaps at June 30, 2003, although we may enter into such swaps in the future if we deem appropriate.

      Our variable rate obligations consist of borrowings under our revolving credit facility. Our revolving credit facility, provided there has been no default, carries a variable interest rate based on either the agent bank’s Prime Rate or LIBOR, in each case plus an applicable margin. We had $19.4 million drawn on our revolving credit facility at June 30, 2003. Based on such outstanding amount, a one percentage point increase in applicable interest rates would increase our annual interest expense by $194,000.

      Our fixed rate obligations consist of amounts outstanding under our unsecured senior notes. The $21.4 million outstanding at June 30, 2003, under our Series A Senior Notes bears interest at a fixed annual rate of 6.78%. The $10.0 million outstanding at June 30, 2003, under our Series B Senior Notes bears interest at a fixed annual rate of 8.57%. Based on such outstanding amounts, a one percentage point decline in interest rates would have the effect of increasing the premium we pay over market interest rates by approximately $314,000 annually.

OUR INDUSTRY

Overview of the Trucking Industry

      According to the American Trucking Associations, the trucking industry was estimated at $585 billion in revenue in 2002 and accounted for approximately 87% of domestic spending on freight transportation. The trucking industry is highly competitive on the basis of service and price and is necessary in virtually every industry operating in the United States. Customers generally choose truck transportation over other surface transportation modes due to the industry’s higher levels of reliability, shipment integrity, and speed.

      The trucking industry includes both private fleets and “for-hire” carriers. Private fleets consist of trucks owned and operated by shippers that move their own goods and accounted for an estimated $277 billion in revenue in 2002. We believe the private fleet market offers significant opportunities for expansion by for-hire carriers, such as ourselves, because shippers increasingly are focused on operating within and conserving capital for, their core competencies, which often do not include freight transportation. In addition, shifts in manufacturing and distribution processes, such as just-in-time manufacturing and direct-to-retail distribution, coupled with increases in the service levels and tracking and reporting capabilities of carriers, have enticed some of these shippers to abandon their private fleets in favor of more efficient and cost effective for-hire carriers.

      For-hire carriers include both truckload, or TL, and less-than-truckload, or LTL, operations. In 2002, TL carriers accounted for an estimated $250 billion in revenue and LTL carriers accounted for an estimated $58 billion in revenue, according to the American Trucking Associations. TL carriers dedicate an entire trailer to one customer from origin to destination and can be further classified by the freight they carry: dry van, temperature-sensitive, bulk, flatbed, and other. LTL carriers pick up multiple shipments from multiple shippers on a single truck and then route the goods through terminals, or service centers, where freight may be transferred to other trucks with similar destinations for delivery. TL carriers typically transport shipments greater than 10,000 pounds, and LTL carriers typically transport shipments less than 10,000 pounds.

      Competition within the trucking industry is increasingly affected by shipping patterns and consolidation. Large shippers are attempting to cut costs and streamline their transportation departments by concentrating their business with a small group of “core carriers.” These shippers seek large, financially stable companies that provide high quality service and have sufficient available capacity. The preferences and demands of large shippers make it increasingly difficult for smaller carriers to win or retain significant business from larger shippers. Additionally, pressures from increased insurance costs, scarcity of capital, weakness in the used equipment market, volatility of fuel prices, and increased prices for new EPA compliant equipment have caused many smaller carriers to exit the business, merge, or file for bankruptcy. Consequently, the trucking industry has experienced substantial consolidation and capacity reduction over the past few years.

The Temperature-Sensitive Segment of the Truckload Industry

      The temperature-sensitive segment of TL is large and highly fragmented. We estimate the temperature-sensitive segment generated approximately $8.0 billion in revenue during 2001. A Refrigerated Transporter survey on the composition of the temperature-sensitive industry reported only seven companies had revenue of over $200 million in 2001. In the aggregate, these seven companies comprised approximately 29% of the total temperature-sensitive market, measured by revenue.

      We earned approximately 80% and 20% of our revenue in 2002 from hauling temperature-sensitive and dry freight, respectively. Temperature-sensitive freight by its nature requires protection from climatic changes (both heat and cold) during transit and includes freight such as meat, poultry, seafood, processed foods, dairy products, fruits and vegetables, pharmaceuticals, medical supplies, cosmetics, film, candy, and temperature-sensitive manufacturing materials. Given the freight mix within the temperature-sensitive segment, we believe our business tends to be less cyclical than traditional dry van companies. However, the perishable or fragile nature of the freight can result in increased operating costs when compared to dry van

TL companies due to higher service standards, the greater care required in handling perishable freight, and the use of specialized equipment. Accordingly, to achieve similar profitability as dry van TL companies, temperature-sensitive carriers must operate more efficiently and focus greater attention on freight planning and equipment positioning to maximize lane density, increase revenue per mile, minimize non-revenue miles, and operate at high service levels. For example, many of our dry freight loads are used to position our equipment for our specialized services.

Opportunities within the Temperature-Sensitive Segment

      We believe there are several industry trends that will help us win new customers, further penetrate our existing customer base, aid our ability to increase the price for our services, and maintain the higher barriers to entry the temperature-sensitive segment enjoys over the dry van TL segment. These trends include:

      Reduction in Capacity. In recent years, the temperature-sensitive segment has seen a reduction in capacity as the economic downturn, rising insurance costs, scarcity of capital, and rising equipment costs have caused weaker and less profitable competitors to downsize or cease operating. This reduction in capacity opens up opportunities for successful temperature-sensitive operations to take on additional freight, thus improving their revenues and opportunity for improved asset use.

      Continued Trend of “Core Carriers.” We believe that reduction in freight capacity within the industry has caused many shippers to broaden existing, or initiate new, core carrier programs to ensure access to trucking capacity. In their search for capacity, we believe many shippers are increasing business with well-capitalized, service-oriented carriers that have survived the recent economic downturn, have sufficient scale to service geographically disperse operations, and have the ability to grow once the economy fully recovers.

      Consolidation within Customer Base. Consolidation within industries such as consumer packaged goods and food products have further reduced the carrier bases used by large shippers. We believe that these mergers and acquisitions can provide a catalyst for carriers with scale, stability, and strong reputations for customer service to increase their share of freight.

BUSINESS

Overview

      We are one of the leading temperature-sensitive truckload carriers in the United States. We specialize in transporting food and other consumer packaged goods that require a temperature-controlled or insulated environment. In 2002, we generated $293.1 million in operating revenue, which made us the nation’s third largest temperature-sensitive carrier measured by revenue. Of that revenue, approximately 80% resulted from hauling temperature-sensitive products and 20% from hauling dry freight. We operate throughout the United Sates and in parts of Canada and Mexico, with substantially all of our revenue generated from within the United States. Our primary traffic lanes are between the Midwest and the West Coast, Southwest, Southeast, and the East Coast, as well as from California to the Pacific Northwest. In 2002, our average length of haul was approximately 1,000 miles.

      We have grown substantially since our initial public offering in 1986. From 1986 through 2002, our operating revenue increased from $52.5 million to $293.1 million, a compounded annual growth rate of approximately 11%. Our growth strategy is to expand our business internally by offering shippers a high level of service and significant freight capacity. We market primarily to large shippers that offer consistent volumes of freight in the lanes we prefer and are willing to compensate us for a high level of service. With our fleet of over 2,150 company and independent contractor tractors, we are able to offer service levels that include up to 99% on-time performance and delivery within the narrow time windows often required when shipping perishable commodities. Moreover, as one of the nation’s largest temperature-sensitive carriers, we can offer substantial truck capacity to shippers that desire to concentrate their freight with large, well-capitalized core carriers.

Marketing and Operations

      We approach our business as an integrated effort of marketing and operations. Our emphasis in marketing is directed to the temperature-sensitive truckload market, which is generally service-sensitive, as opposed to being solely price competitive. We target large food and consumer package goods companies whose products require temperature-sensitive services and who ship multiple truckloads per week. By emphasizing high-quality service, we seek to become a core carrier for our customers. In 2002, our five largest customers were Procter & Gamble, General Mills, Kraft, Anheuser-Busch, and ConAgra.

      Our marketing efforts are conducted by a staff of approximately 50 sales, customer service, and support personnel under the supervision of our senior management team. Marketing personnel travel within their regions to solicit new customers and maintain contact with existing customers. Customer service managers regularly contact customers to solicit additional business on a load-by-load basis.

      Our operations and sales personnel strive to improve our asset productivity by seeking freight that allows for rapid turnaround times, minimizes non-revenue miles between loads, and carries a favorable rate structure. Once we have established a customer relationship, customer service managers work closely with our fleet managers to match customer needs with our capacity and the location of revenue equipment. Fleet managers use our optimization system to assign loads and meet the routing needs of our drivers while satisfying customer and operational requirements. We attempt to route most of our trucks over selected operating lanes, which we believe assists us in meeting customer requirements, balancing traffic, reducing non-revenue miles, and improving the reliability of delivery schedules.

      We deploy technology in our operations when we believe that it will allow us to operate more efficiently and the investment is cost-justified. Examples of the technologies we employ include:

•	Satellite-based tracking and messaging that allows us to communicate with our drivers, obtain load position updates, provide our customers with freight visibility, and download engine operating information such as fuel mileage and idling time.

•	Freight optimization software that assists us in selecting loads that match our overall criteria, including profitability, repositioning, identifying capacity for expedited loads, driver availability and home time, and other factors.

•	Electronic data interchange and Internet communication with customers concerning freight tendering, invoices, shipment status, and other information.

•	Fuel-routing software that optimizes the fuel stops for each trip to take advantage of volume discounts available in our fuel network.

      We believe this integrated approach to our marketing and operations, coupled with our use of technology, has allowed us to provide our customers with a high level of service and support our revenue growth in an efficient manner. For example, at June 30, 2003, we had a non-revenue mile percentage of 6.6% and a tractor to non-driver ratio of 5.4-to-1. Both of these statistics, which have remained steady over the last several years, point to the efficiency of our operations and we believe compare favorably to other temperature-sensitive and dry van trucking companies.

Major Customers

      An important part of our growth strategy is to increase our business with large customers. Accordingly, a significant amount of our business is concentrated with a relatively small number of customers. In 2002, our top 30 customers accounted for approximately 77% of our revenue, and our top ten customers accounted for 54% of our revenue. For the six months ended June 30, 2003, Procter & Gamble accounted for approximately 11% of our revenue, Kraft accounted for approximately nine percent of our revenue, and General Mills accounted for approximately eight percent of our revenue. Eight of our top ten customers have been significant customers for over ten years. We are the largest or second largest temperature-sensitive carrier for seven of our top ten customers. We believe our relationships with these key customers are sound, but we are dependent upon them and the loss of some or all of their business could have a materially adverse effect on our results.

Drivers and Other Personnel

      We believe that maintaining a safe and productive driver group is essential to providing excellent customer service and achieving profitability. Approximately 240 of our drivers have driven more than one million miles for us without an accident. We were awarded first place for fleet safety by the Truckload Carriers Association in the over 100 million mile category every year from 1997 to 2001; in 2002, we finished third. Our turnover for all drivers, including company-employed and independent contractor drivers, was 50% for 2002 and 58% for the six months ended June 30, 2003.

      We select drivers, including independent contractors, using our specific guidelines for safety records, driving experience, and personal evaluations. We maintain stringent screening, training, and testing procedures for our drivers to reduce the potential for accidents and the corresponding costs of insurance and claims. We train new drivers at our Wisconsin, Georgia, and Oregon terminals in all phases of our policies and operations, as well as in safety techniques and fuel-efficient operation of the equipment. All new drivers also must pass DOT required tests prior to assignment to a vehicle.

      We pay company-employed drivers a fixed rate per mile. The rate increases based on length of service. Drivers also are eligible for bonuses based upon safe, efficient driving. We pay independent contractors on a fixed rate per mile. Independent contractors pay for their own fuel, insurance, maintenance, and repairs.

      Competition in the trucking industry for qualified drivers is intense. Our operations have been impacted, and from time-to-time we have experienced under-utilization and increased expense, as a result of the shortage of qualified drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

      As of June 30, 2003, we had approximately 2,088 employees. This total consists of approximately 1,690 drivers, 147 mechanics and maintenance personnel, and 251 support personnel, which includes management and administration. As of that date, we also contracted with 601 independent contractors. None of our employees are represented by a collective bargaining unit. We believe we have a stable and productive non-driver workforce and consider relations with our employees to be good.

Revenue Equipment

      Our revenue equipment programs are an important part of our overall goal of profitable growth. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. We generally operate newer, well-maintained equipment with uniform specifications to minimize our spare parts inventory, streamline our maintenance program, and simplify driver training.

      Our policy is to replace most of our company-owned tractors within 42 to 48 months after purchase. Maintaining a relatively new fleet allows us to operate most miles while the tractors are under warranty to minimize repair and maintenance costs. It also enhances our ability to attract drivers, increases fuel economy, and improves customer acceptance by minimizing service interruptions caused by breakdowns. We adhere to a comprehensive maintenance program during the life of our equipment. We perform most routine servicing and repairs at our terminal facilities to reduce costly on-road repairs and out-of-route trips. We do not have any agreements with tractor manufacturers pursuant to which they agree to repurchase the tractors or guarantee a residual value.

      As of June 30, 2003, we operated a fleet of 2,153 tractors, including 1,552 company-owned tractors and 601 tractors supplied by independent contractors. Freightliner and Peterbilt manufacture most of our company-owned tractors. The average age of our company-owned tractor fleet at June 30, 2003, was approximately 2.1 years. The table below sets forth the model years and numbers of our company-owned tractors at June 30, 2003:

Model Year	Tractors

2003	432
2002	236
2001	348
2000	461
1999	54
1998 and prior	21

Total	1,552

      We historically have contracted with independent contractors to provide and operate a portion of our tractor fleet. Independent contractors own their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand. The percentage of our fleet provided by independent contractors has generally fluctuated between 20% and 30%.

      As of June 30, 2003, we operated a fleet of 2,821 trailers. Most of our trailers are equipped with Thermo-King refrigeration units, air ride suspensions, and anti-lock brakes. Most of our single van trailers are refrigerated, 53 feet long, and 102 inches wide. The average age of our trailer fleet at June 30, 2003, was approximately 3.9 years. Our policy is to replace most of our company-owned trailers within six years after purchase.

Terminal Facilities

      Our executive offices and principal terminal are located on approximately seven acres in Mondovi, Wisconsin. This facility consists of 28,000 square feet of office space and 21,000 square feet of equipment repair and maintenance space. In addition to our executive offices and terminal located in Mondovi, Wisconsin, we own and operate facilities in or near the following cities at which we perform the following designated operating activities:

	Fueling and	Driver	Driver
Company Locations	Maintenance	Recruitment	Training	Dispatch	Sales

Mondovi, Wisconsin	X	X	X	X	X
Ontario, California	X	X
Atlanta, Georgia	X	X	X	X
Portland, Oregon	X	X	X

Insurance and Claims

      We self-insure for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims, as well as employees’ health insurance. We are responsible for our proportionate share of the legal expenses relating to such claims as well. We reserve currently for anticipated losses and expenses. The insurance and claims reserves are periodically evaluated and adjusted to reflect our experience. On January 1, 2003, we raised our self-insured retention for auto liability claims from $500,000 to $1,000,000 per incident and for workers’ compensation claims from $500,000 to $750,000 per incident. We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Insurance carriers recently have been raising premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, are effective means of managing insurance costs.

Legal Proceedings

      We are involved in litigation incidental to our operations. These lawsuits primarily involve claims for workers’ compensation, personal injury, or property damage incurred in the transportation of freight. We are also a defendant in the lawsuit styled In re Mitchell Ward Transport, Inc., debtor (Case No. 01-44661), Marten Transport, Ltd., and MW Logistics, L.L.C., Lindaver, trustee v. Ward, Bowman, in the United States Bankruptcy Court for the Eastern District of Texas involving our 45% owned affiliate, MW Logistics. See Risk Factor titled “We own a forty-five percent (45%) equity interest in MW Logistics, LLC (“MWL”), a third-party provider of logistics services to the transportation industry and a certified minority owned business. We are co-defendants with MWL in a lawsuit relating to, have an equity interest in, and provide revolving loans to, MWL, and if we are held liable as a result of the pending litigation, or MWL fails to fulfill its obligations to us, our financial condition could be adversely affected.” on page 8.

MANAGEMENT

      Our four senior executive officers have a combined 80 years in managing our business. Our directors, officers, and key employees are set forth in the table below.

			Company
			Employee	Director
Name	Age	Position With Company	Since	Since

Randolph L. Marten	50	Chairman of the Board and President	1974	1980
Darrell D. Rubel	58	Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary, and Director	1986	1983
Robert G. Smith	59	Chief Operating Officer	1989
Timothy P. Nash	52	Executive Vice President of Sales and Marketing	1987
Franklin J. Foster	47	Vice President of Finance	1991
Susan M. Baier	34	Vice President of Information Systems	1993
Donald J. Hinson	43	Vice President of Operations	1988
John H. Turner	41	Vice President of Sales	1990
James J. Hinnendael	39	Controller	1992
Larry B. Hagness	54	Director		1991
Thomas J. Winkel	60	Director		1994
Jerry M. Bauer	51	Director		1997
Christine K. Marten	47	Director		1998

      Randolph L. Marten has been a full-time employee of ours since 1974. Mr. Marten has been a Director since October 1980, our President since June 1986, and our Chairman of the Board since August 1993. Mr. Marten also served as our Chief Operating Officer from June 1986 until August 1998 and as a Vice President from October 1980 to June 1986.

      Darrell D. Rubel has been a Director since February 1983, our Chief Financial Officer since January 1986, our Treasurer since June 1986, our Assistant Secretary since August 1987, and our Executive Vice President since May 1993. Mr. Rubel also served as a Vice President from January 1986 until May 1993 and as our Secretary from June 1986 until August 1987.

      Robert G. Smith has been our Chief Operating Officer since August 1998. Mr. Smith also served as our Vice President of Operations from June 1993 until May 1999 and as our Director of Operations from September 1989 to June 1993. Mr. Smith served as director of operations for Transport Corporation of America, an irregular-route truckload carrier, from January 1985 to September 1989.

      Timothy P. Nash has been our Executive Vice President of Sales and Marketing since November 2000. Mr. Nash also served as our Vice President of Sales from November 1990 to November 2000 and as our Regional Sales Manager from July 1987 to November 1990. Mr. Nash served as a regional sales manager for Overland Express, Inc., a long-haul truckload carrier, from August 1986 to July 1987.

      Franklin J. Foster has been our Vice President of Finance since December 1991 and served as our Director of Finance from January 1991 to December 1991. Mr. Foster served as a vice president in commercial banking for First Bank National Association from October 1985 to January 1991.

      Susan M. Baier has been our Vice President of Information Systems since June 1999 and an executive officer since November 2000. Ms. Baier also served as our Director of Information Systems from November 1995 to May 1999 and in various professional capacities in our information systems area from April 1993 to November 1995. Previously, Ms. Baier served as a programmer analyst for Minnesota Mutual Life Insurance Company from June 1991 to April 1993.

      Donald J. Hinson has been our Vice President of Operations since June 1999 and an executive officer since November 2000. Mr. Hinson also served as our Director of Operations from November 1996 to May 1999 and in various professional capacities in our operations area from April 1988 to November 1996. Previously, Mr. Hinson served in various professional capacities in the operations area of Burlington Motor Carriers, Inc., a dry van truckload carrier, from October 1984 to March 1988.

      John H. Turner has been our Vice President of Sales since October 2000 and an executive officer since January 2002. Mr. Turner also served as our Director of Sales from July 1999 to October 2000 and in various professional capacities in our sales and marketing area from August 1991 to July 1999 and as our Operations Manager-West from October 1990 to August 1991. Previously, Mr. Turner served as the western fleet general manager and area sales manager for Munson Transportation, Inc., a long-haul truckload carrier, from July 1986 to October 1990.

      James J. Hinnendael has been our Controller since January 1992. Previously, Mr. Hinnendael served as an auditor for Ernst & Young in its Milwaukee, Wisconsin office, from 1987 to December 1991. Mr. Hinnendael is a certified public accountant.

      Larry B. Hagness has been a Director since July 1991. Mr. Hagness has been the President of Durand Builders Service, Inc., a retail lumber/ home center outlet and general contractor, since 1978. Mr. Hagness has been an officer and owner of Main Street Graphics, a commercial printing company, since 1985.

      Thomas J. Winkel has been a Director since April 1994. Since January 1994, Mr. Winkel has been a management and financial consultant and private investor. From 1990 to 1994, Mr. Winkel was the majority owner, Chairman of the Board, Chief Executive Officer, and President of Road Rescue, Inc., a manufacturer of emergency response vehicles. From 1966 to 1990, Mr. Winkel served in various professional capacities with Arthur Andersen & Co., the last six years as Managing Partner of its St. Paul, Minnesota office. Mr. Winkel also has served as a director of Featherlite, Inc., a manufacturer of specialty trailers and luxury motorcoaches, since 1994.

      Jerry M. Bauer has been a Director since January 1997. Mr. Bauer has been the President of Bauer Built, Incorporated since 1976. Bauer Built is a distributor of new and retreaded tires and related products and services throughout the Midwest, and a distributor of petroleum products in west central Wisconsin. Mr. Bauer also has served on the Boards of Directors of Security National Bank, Durand, Wisconsin, and Mason Shoe, Chippewa Falls, Wisconsin, since 1992 and 1999, respectively.

      Christine K. Marten has been a Director since September 1998. Ms. Marten has been a flight attendant with Northwest Airlines since 1978. Ms. Marten and Mr. Marten are siblings.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table shows, as of July 24, 2003, after giving effect to our three-for-two stock split effected in the form of a 50% stock dividend, the number of shares and percentage of our outstanding common stock beneficially owned by:

•	each of our executive officers and directors;

•	all of our executive officers and directors as a group;

•	each stockholder known by us to beneficially own more than 5% of our outstanding common stock; and

•	the selling stockholders.

      The percentages shown prior to this offering are based on 6,433,223 shares of common stock outstanding at July 24, 2003, and the percentages shown after the offering give effect to the sale by us of 2,475,000 shares of common stock in this offering. A person is deemed to have “beneficial ownership” of any security that he or she has a right to acquire within sixty (60) days after such date. Shares that a person has the right to acquire under stock options are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares shown as beneficially owned by them.

	Shares Beneficially			Shares to be
	Owned Prior to this			Beneficially Owned
	Offering			After this Offering
			Shares Being
Name	Number	Percentage	Offered	Number	Percentage

Executive officers and directors(1):
Randolph L. Marten(2)	2,893,237	44.2%	375,000	2,518,237	27.9%
Christine K. Marten(3)	908,737	14.0%	150,000	758,737	8.5%
Darrell D. Rubel(4)	90,000	1.4%	—	90,000	1.0%
Thomas J. Winkel(5)	46,125	*	—	46,125	*
Jerry M. Bauer(6)	56,250	*	—	56,250	*
Robert G. Smith(7)	47,250	*	—	47,250	*
Larry B. Hagness(8)	40,350	*	—	40,350	*
Timothy P. Nash(9)	9,750	*	—	9,750	*
John H. Turner(10)	11,250	*	—	11,250	*
All executive officers and directors as a group (9 persons)	4,102,949	59.8%	525,000	3,577,949	38.3%
Other principal stockholders:
FMR Corp.(11)	671,550	10.4%	—	671,550	7.5%
Heartland Advisors, Inc.(12)	620,302	9.6%	—	620,302	7.0%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address for the persons named in the above table is 129 Marten Street, Mondovi, Wisconsin 54755.

(2)	Includes 112,500 shares of common stock issuable upon exercise of outstanding stock options. All other shares had been subject to the Marten Voting Trust and Stock Restriction Agreement, for which Randolph L. Marten, Darrell D. Rubel, and G. Scott Nicastro served as trustees. That agreement was terminated July 24, 2003.

(3)	Includes 50,625 shares of common stock issuable upon exercise of outstanding stock options that have already vested or will vest within 60 days.

(4)	Includes 56,250 shares of common stock issuable upon exercise of outstanding stock options that have already vested.

(5)	Includes 45,000 shares of common stock issuable upon exercise of outstanding stock options that have already vested.

(6)	Consists of 56,250 shares of common stock issuable upon exercise of outstanding stock options that have already vested or will vest within 60 days.

(7)	Consists of 47,250 shares of common stock issuable upon exercise of outstanding options that have already vested or will vest within 60 days.

(8)	Includes 33,750 shares of common stock issuable upon exercise of outstanding stock options that have already vested.

(9)	Consists of 9,750 shares of common stock issuable upon exercise of outstanding options that have already vested or will vest within 60 days.

(10)	Consists of 11,250 shares of common stock issuable upon exercise of outstanding options that have already vested or will vest within 60 days.

(11)	On February 14, 2001, and prior to our July 24, 2003, three-for-two stock split effected in the form of a 50% stock dividend, FMR Corp. reported in a Schedule 13G/ A filed with the SEC that as of December 31, 2000, Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR (the “Fund”), beneficially owned 447,700 shares. Giving effect to the stock split, the shares beneficially owned by FMR Corp. were assumed to be the 671,550 shares reflected in the table above. The Board of Trustees of the Fund has sole voting power for all of the shares. The Fund, FMR Corp. (through its control of Fidelity), and Edward C. Johnson III (Chairman of FMR Corp.) each has the sole power to dispose of the shares owned by the Fund. Mr. Johnson, and various Johnson family members and trusts for their benefit, may be considered, by their stock ownership and the execution of a shareholders’ voting agreement, to form a controlling group of FMR Corp. The address of FMR Corp.’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109.

(12)	On February 13, 2003, and prior to our July 24, 2003, three-for-two stock split effected in the form of a 50% stock dividend, Heartland Advisors, Inc. (“Heartland”), reported in a Schedule 13G/ A filed with the SEC that as of December 31, 2002, it beneficially owned 413,535 shares. Giving effect to the stock split, the shares beneficially owned by Heartland on such date were assumed to be the 620,302 shares reflected in the table above. The Schedule 13G/A provides that of the 413,535 shares reported, Heartland has sole voting power for 47,785 of the shares and sole power to dispose of all of the shares. According to the filing, the shares beneficially owned by Heartland are held in investment advisory accounts of Heartland. The interests of one investment advisory account, Heartland Value Fund, amount to more than 5% of the class. Heartland Value Fund is a series of Heartland Group, Inc., a registered investment company. The Schedule 13G/ A also provides that of the 413,535 shares reported, 335,000 shares also may be deemed beneficially owned by William J. Nasgovitz as a result of his position as an officer and director of Heartland Group, Inc., which position could be deemed to confer upon him voting power over the shares Heartland Group, Inc. beneficially owns. The address of Heartland’s principal business office is 789 N. Water Street, Milwaukee, Wisconsin 53202.

DESCRIPTION OF CAPITAL STOCK

      Under our Amended and Restated Certificate of Incorporation, our capital stock consists of 23,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share. As of July 24, 2003, after giving effect to our three-for-two stock split effected on such date in the form of a 50% stock dividend, we had 6,433,223 shares of our common stock outstanding. We do not have any preferred stock outstanding.

      The following description of our capital stock, provisions of our Amended and Restated Certificate of Incorporation, our Bylaws, and specific provisions of Delaware laws are summaries thereof and are qualified in their entirety by reference to the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation, and our Bylaws. At a special meeting of stockholders held on August 11, 2003, our stockholders approved the adoption of an Amended and Restated Certificate of Incorporation. A copy of the Amended and Restated Certificate of Incorporation has been filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part.

Common Stock

      The holders of our common stock elect all directors and are entitled to one vote per share. All shares of common stock participate equally in dividends when and as declared by the Board of Directors from time-to-time out of funds properly available for the payment of dividends. Subject to the liquidation rights of any outstanding preferred stock (of which there currently is none), the holders of common stock are entitled to share pro rata in the distribution of our remaining assets upon a liquidation, dissolution, or winding up. The holders of common stock have no cumulative voting, preemptive, subscription, conversion, redemption, or sinking fund rights.

Preferred Stock

      As of the closing of this offering, no shares of our preferred stock will be outstanding. Under our Amended and Restated Certificate of Incorporation, our Board of Directors, without further action by our stockholders, will be authorized to issue 2,000,000 shares of preferred stock in one or more classes or series. The Board may fix the rights, preferences, and privileges of the preferred stock, along with the voting powers (full or limited or no voting powers), such preferences and relative participating, optional, or other special rights, and such qualifications, limitations, or restrictions, including dividend rights, conversion rights, redemption privileges, and preferences on liquidation or dissolution of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock also could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of our company.

Options

      As of July 24, 2003, we had outstanding options to purchase an aggregate of 694,125 shares of common stock. All outstanding options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other similar changes in our corporate structure and shares of our capital stock.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

      We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with any

“interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. In general, Section 203 defines an interested stockholder as any person who, together with his or her affiliates and associates, beneficially owns, or previously owned within the last three (3) years, 15% or more of the outstanding voting stock of the corporation. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

      Certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws also could discourage, delay, or prevent a change in control or a proxy contest, and make it more difficult for you and other stockholders to elect directors and take other corporate actions, even if doing so may be considered beneficial to our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares in order to thwart a takeover attempt;

•	denial of the right to cumulate votes in the election of directors due to absence of such provision in our Amended and Restated Certificate of Incorporation (under Delaware law, stockholders denied the right to cumulative votes unless set forth in certificate of incorporation); and

•	restricting who may call a special meeting of our stockholders.

Limitation of Liability and Indemnification Agreements

      Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Amended and Restated Certificate of Incorporation includes a provision which eliminates the personal liability of our directors to our stockholders or us for monetary damages for breach of fiduciary duty as a director except for liability:

•	for any breach of the director’s duty of loyalty to our stockholders or us;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, for unlawful dividends or stock repurchases; and

•	for any transaction from which the director derived an improper personal benefit.

      If Delaware law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors, in addition to the limitation of personal liability provided in the

Amended and Restated Certificate of Incorporation, shall be limited to the fullest extent permitted by any such amendment.

      This provision generally does not limit liability under federal or state securities laws.

      The effect of the provisions of our Amended and Restated Certificate of Incorporation is to eliminate the rights of the company and its stockholders, through stockholders’ derivative suits on behalf of the company, to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate the rights of the company or any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

      Delaware law provides that we shall indemnify our directors, officers, employees, and agents against claims, liabilities, damages, expenses, losses, costs, penalties, or amounts paid in settlement that are incurred by such director or officer in, or arising out of, his or her capacity as our director, officer, employee, and/or agent to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest. Our Bylaws provide that we will, in some situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and actually and reasonably incurred by him or her in connection therewith to the extent permitted by Delaware law. The right to indemnification conferred by the Bylaws shall not be exclusive of, but in addition to, any other rights which that person may have or hereafter acquire, including rights of indemnification under any agreement, vote of stockholders, provision of law, or otherwise.

      We also maintain $5.0 million of insurance for directors and officers for liability they may incur while serving in such capacities or arising out of his or her status as such. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement dated August 14, 2003, the underwriters named below, through their representatives, Stephens Inc., BB&T Capital Markets, a division of Scott & Strongfellow, Inc., Legg Mason Wood Walker, Incorporated, and Morgan Keegan & Company, Inc., have severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock set forth opposite their names below:

Number of
Underwriter	Shares

Stephens Inc.	750,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	750,000
Legg Mason Wood Walker, Incorporated	750,000
Morgan Keegan & Company, Inc.	750,000

Total	3,000,000

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters’ obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased, other than those shares covered by the option described below.

Over-Allotment Option

      We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 225,000 additional shares from us and an aggregate 225,000 additional outstanding shares from the selling stockholders at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter’s initial amount set forth in the table above.

Commissions and Expenses

      The following table summarizes the underwriting discounts and expenses we and the selling stockholders will pay to the underwriters for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total

	Without	With	Without	With
	Option	Option	Option	Option

Underwriting discounts and commissions paid by us	$1.025	$1.025	$2,536,875	$2,767,500
Expenses payable by us	0.181	0.166	448,060	448,060
Underwriting discounts and commissions paid by the selling stockholders	1.025	1.025	538,125	768,750
Expenses payable by the selling stockholders	—	—	—	—

      The underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain broker/dealers at that price less a concession not in excess of $0.615 per share. The underwriters may allow, and such broker/ dealers may re-allow, a concession not in excess of $0.10 per share to certain other broker/ dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

Lock-up Agreements

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Stephens Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

      Certain of our officers, directors, and stockholders who together will hold 3,155,324 shares of our common stock after this offering, and vested options with respect to an additional 411,375 shares, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Stephens Inc. for a period of 90 days after the date of this prospectus.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

      A prospectus in electronic format may be made available on web sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Listing

      Our shares of common stock are quoted on The Nasdaq National Market under the symbol “MRTN”.

Other

      Certain of the underwriters and their respective affiliates may in the future perform various financial advisory, commercial banking, or investment banking services for us and our affiliates in the ordinary course of business.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to the selling stockholders and us, the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against the selling stockholders and us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the selling stockholders or us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, the selling stockholders and we will have no liability. In the case of an action for damages, the selling stockholders and we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon those persons or us. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares offered hereby will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Legal matters relating to this offering will be passed upon for the underwriters by Akin Gump Strauss Hauer & Feld LLP, Dallas, Texas.

EXPERTS

      The financial statements included in this prospectus and incorporated by reference herein, which are as of and for the year ended December 31, 2002, have been audited by KPMG LLP, independent certified public accountants, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The report contains an explanatory paragraph which refers to KPMG LLP’s audit of the adjustments that were applied to revise the 2000 and 2001 financial statements, as more fully described in Note 13 to the financial statements. In 2002, we changed independent accountants from Arthur Andersen LLP to KPMG LLP. No disagreement with Arthur Andersen LLP contributed to the decision to change auditors.

      Our financial statements as of December 31, 2001, and for the years ended December 31, 2000, and December 31, 2001, were set forth in this prospectus and incorporated by reference in this prospectus in reliance upon the audit report of Arthur Andersen LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

      Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement with respect to the statement in such registration statement, report, or valuation, which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the inclusion and incorporation by reference of our financial statements as of December 31, 2000, and December 31, 2001, and for each of the years then ended into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements for such fiscal periods or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We file annual, quarterly, and special reports and other information with the SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings also are available to you free of charge at the SEC’s web site at http://www.sec.gov.

      Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      We have filed a registration statement under the Securities Act with the SEC with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC that are incorporated by reference into this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003, and June 30, 2003; and

•	our Forms 8-K filed with the SEC on April 18, 2003, July 14, 2003, July 25, 2003, and August 4, 2003.

      We are not incorporating by reference any of our Forms 8-K to the extent such information is deemed not to be filed with the SEC under applicable rules.

      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports and documents.

      You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Marten Transport, Ltd.
129 Marten Street
Mondovi, Wisconsin 54755
(715) 926-4216
Attn: Darrell D. Rubel, Executive Vice President

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Condensed Balance Sheets as of December 31, 2002, and June 30, 2003	F-2
Unaudited Condensed Statements of Operations for the Six Months Ended June 30, 2002, and 2003	F-3
Unaudited Condensed Statements of Stockholders’ Equity and Comprehensive Income for the Six Months Ended June 30, 2002, the Year Ended December 31, 2002, and the Six Months Ended June 30, 2003	F-4
Unaudited Condensed Statements of Cash Flows for Six Months Ended June 30, 2002, and 2003	F-5
Notes to Condensed Financial Statements (Unaudited) for the Six Months Ended June 30, 2002, and 2003	F-6
Independent Auditors’ Report	F-10
Report of Independent Public Accountants	F-11
Balance Sheets as of December 31, 2001, and 2002	F-12
Statements of Operations for the Years Ended December 31, 2000, 2001, and 2002	F-13
Statements of Stockholders’ Equity and Comprehensive Income for the Years Ended December 31, 2000, 2001, and 2002	F-14
Statements of Cash Flows for the Years Ended December 31, 2000, 2001, and 2002	F-15
Notes to Financial Statements	F-16

MARTEN TRANSPORT, LTD.

Condensed Balance Sheets
(Unaudited)

	December 31,	June 30,
	2002	2003
(In thousands, except share and per share information)
ASSETS
Current assets:
Receivables:
Trade, net	$30,627	$32,469
Other	6,561	4,947
Prepaid expenses and other	7,832	7,265
Deferred income taxes	4,311	4,434

Total current assets	49,331	49,115

Property and equipment:
Revenue equipment, buildings and land, office equipment, and other	248,831	257,634
Accumulated depreciation	(89,003)	(98,228)

Net property and equipment	159,828	159,406
Other assets	6,859	5,527

	$216,018	$214,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Checks issued in excess of cash balances	$130	$624
Accounts payable and accrued liabilities	15,544	16,699
Insurance and claims accruals	12,915	13,207
Current maturities of long-term debt	3,571	5,000

Total current liabilities	32,160	35,530
Long-term debt, less current maturities	60,058	45,829
Deferred income taxes	44,580	47,783

Total liabilities	136,798	129,142

Stockholders’ equity:
Common stock, $.01 par value per share, 10,000,000 shares authorized, 6,362,992 and 6,433,342 shares issued and outstanding	63	64
Additional paid-in capital	10,822	11,573
Retained earnings	68,335	73,269

Total stockholders’ equity	79,220	84,906

	$216,018	$214,048

The accompanying notes are an integral part of these condensed financial statements.

MARTEN TRANSPORT, LTD.

Condensed Statements of Operations
(Unaudited)

	Six Months
	Ended June 30,

	2002	2003
(In thousands, except per share information)
Operating revenue	$142,029	$163,527

Operating expenses (income):
Salaries, wages and benefits	44,670	48,958
Purchased transportation	32,248	35,817
Fuel and fuel taxes	19,837	27,719
Supplies and maintenance	10,508	12,089
Depreciation	13,658	14,724
Operating taxes and licenses	2,416	2,771
Insurance and claims	6,787	7,418
Communications and utilities	1,462	1,594
Gain on disposition of revenue equipment	(73)	(156)
Other	3,511	3,894

Total operating expenses	135,024	154,828

Operating income	7,005	8,699

Other expenses (income):
Interest expense	1,840	1,532
Interest income	(528)	(791)

Income before income taxes	5,693	7,958

Provision for income taxes	2,163	3,024

Net income	$3,530	$4,934

Basic earnings per common share	$0.56	$0.77

Diluted earnings per common share	$0.54	$0.75

The accompanying notes are an integral part of these condensed financial statements.

MARTEN TRANSPORT, LTD.

Condensed Statements of Stockholders’ Equity
and Comprehensive Income
(Unaudited)

	Common Stock		Additional		Accumulated Other	Total
			Paid-In	Retained	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Equity	Income
(In thousands, except share information)
Balance at December 31, 2001	6,303,592	$63	$10,228	$62,362	$(254)	$72,399
Net income	—	—	—	3,530	—	3,530	$3,530
Issuance of common stock	52,500	—	522	—	—	522
Unrealized gain on qualifying cash flow hedges, net of tax	—	—	—	—	254	254	254

Comprehensive income							3,784

Balance at June 30, 2002	6,356,092	63	10,750	65,892	—	76,705
Net income	—	—	—	2,443	—	2,443	2,443
Issuance of common stock	6,900	—	72	—	—	72

Comprehensive income							2,443

Balance at December 31, 2002	6,362,992	63	10,822	68,335	—	79,220
Net income	—	—	—	4,934	—	4,934	4,934
Issuance of common stock	70,350	1	751	—	—	752

Comprehensive income							$4,934

Balance at June 30, 2003	6,433,342	$64	$11,573	$73,269	$—	$84,906

The accompanying notes are an integral part of these condensed financial statements.

MARTEN TRANSPORT, LTD.

Condensed Statements of Cash Flows
(Unaudited)

	Six Months
	Ended June 30,

	2002	2003
(In thousands)
Cash flows provided by operating activities:
Operations:
Net income	$3,530	$4,934
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	13,658	14,724
Gain on disposition of revenue equipment	(73)	(156)
Deferred tax provision	1,747	3,080
Changes in other current operating items	(2,083)	1,786

Net cash provided by operating activities	16,779	24,368

Cash flows used for investing activities:
Property additions:
Revenue equipment, net	(6,053)	(13,965)
Buildings and land, office equipment, and other additions, net	(173)	(181)
Net change in other assets	(123)	1,332

Net cash used for investing activities	(6,349)	(12,814)

Cash flows used for financing activities:
Long-term borrowings	27,600	30,300
Repayment of long-term borrowings	(41,716)	(43,100)
Issuance of common stock	522	752
Change in net checks issued in excess of cash balances	1,174	494

Net cash used for financing activities	(12,420)	(11,554)

Net change in cash	(1,990)	—
Cash:
Beginning of period	1,990	—

End of period	$—	$—

Supplemental disclosure of cash flow information:
Cash paid (received) for:
Interest	$1,920	$1,596

Income taxes	$(424)	$(474)

Supplemental disclosure of noncash investing activities:
Lease receivables from disposition of revenue equipment	$2,724	$—

The accompanying notes are an integral part of these condensed financial statements.

MARTEN TRANSPORT, LTD.

Notes to Condensed Financial Statements
Six Months Ended June 30, 2002, and 2003
(Unaudited)

1.     Financial Statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements, and therefore do not include all information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary to fairly present our financial condition, results of operations and cash flows for the interim periods presented. The results of operations for any interim period do not necessarily indicate the results for the full year. The unaudited interim financial statements should be read with reference to the financial statements and notes to financial statements in our 2002 Annual Report on Form 10-K.

2.     Accounting for Stock-Based Compensation

We have adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure.” Statement No. 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” As of June 30, 2003, we have two stock-based employee compensation plans. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement No. 123:

	Six Months
	Ended June 30,

	2002	2003
(In thousands, except per share amounts)
Net income, as reported	$3,530	$4,934
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(146)	(116)

Pro forma net income	$3,384	$4,818

Earnings per common share:
Basic-as reported	$0.56	$0.77

Basic-pro forma	$0.53	$0.75

Diluted-as reported	$0.54	$0.75

Diluted-pro forma	$0.52	$0.73

3.     Earnings Per Common Share

Basic and diluted earnings per common share were computed as follows:

	Six Months
	Ended June 30,

	2002	2003
(In thousands, except per share amounts)
Numerator:
Net income	$3,530	$4,934

Denominator:
Basic earnings per common share - weighted-average shares	6,344	6,388
Effect of dilutive stock options	168	222

Diluted earnings per common share - weighted-average shares and assumed conversions	6,512	6,610

Basic earnings per common share	$0.56	$0.77

Diluted earnings per common share	$0.54	$0.75

The following options were outstanding but were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares.

	Six Months
	Ended June 30,

	2002	2003

Number of option shares	11,250	—
Weighted-average exercise price	$12.30	$0

4.     Long-Term Debt

On March 29, 2003, we entered into an amendment to our revolving credit facility. This amendment decreased our total facility with our banks from $60.0 million to $45.0 million due to our decreased financing requirements, adjusted our financial covenants and extended the maturity of the facility to April 2006.

5.     New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 in 2003. The adoption of SFAS No. 143 did not have a material impact on our financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF No. 94-3 such liabilities were recognized at the commitment date of an exit plan. The adoption of SFAS No. 146 has not had an impact on our financial statements as of June 30, 2003.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 amends existing guidance on reporting gains and losses on extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS 145 also amends SFAS 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have an impact on our financial statements. It could, however, apply if we retire our unsecured senior notes prior to maturity.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on disclosure requirements for obligations by a guarantor under certain guarantees. This interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. We will apply the provisions of Interpretation No. 45 for initial recognition and measurement provisions to guarantees issued or modified after December 31, 2002, as required. We did not have any guarantees, including indirect guarantees of indebtedness of others, as of June 30, 2003, which would require disclosure under Interpretation No. 45.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of SFAS No. 123 with respect to stock-based compensation. SFAS No. 148 also amends the disclosure requirements in SFAS No. 123. Other than the additional disclosure requirements that have been provided in the accompanying notes to the financial statements, SFAS No. 148 did not affect us, as we did not adopt the fair value measurement provisions of SFAS No. 123.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. We have not yet determined the impact the adoption of FIN No. 46 will have on our financial statements.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement will not have an impact on our financial statements.

6.     Contingency

We own a forty-five percent (45%) equity interest in MW Logistics, LLC (“MWL”), for which we paid $500,000 in 2001. MWL is a third-party provider of logistics services to the transportation industry and a certified minority owned business. We account for our investment in MWL under the equity method. As a result of recording losses from the investment over time, our investment has been reduced to zero. In April 2002, we, together with Mitchell Ward, Randy Bowman, and MWL, were named as defendants in an adversary proceeding in the United States Bankruptcy Court for the Eastern District of Texas. The proceeding was instituted by the interim trustee of the bankruptcy estate of Mitchell Ward Trucking, Inc. The complaint alleges, among other things, that Messrs. Ward and Bowman breached their fiduciary duties to the debtor by diverting business opportunities of the debtor to MWL, and that we conspired with the other defendants and tortiously interfered with existing and prospective contractual relations of the debtor. The bankruptcy trustee has requested judgment against all defendants, seeking, among other things, the transfer of each defendant’s ownership interest in MWL to the debtor’s estate, an accounting of any proceeds the defendants have received from their MWL ownership and additional costs, expenses and actual and exemplary damages. Although we believe that the claims asserted against us in this proceeding are without merit, and we intend to vigorously defend this matter, we could incur material expenses in the defense and resolution of this proceeding. Any expenses that we incur in defending or resolving this matter, even if not material to our overall financial condition, could adversely affect our results of operations and financial condition in the period recorded.

7.     Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to be consistent with the 2003 presentation. These reclassifications do not have a material effect on the financial statements.

8.     Subsequent Events

Effective July 14, 2003, the Company’s Board of Directors approved a resolution to adopt an Amended and Restated Certificate of Incorporation. On August 11, 2003, at a special meeting of stockholders, our Amended and Restated Certificate of Incorporation was approved increasing the number of shares of capital stock from 10,000,000 shares consisting solely of common stock, $.01 par value, to 25,000,000 shares of capital stock consisting of 23,000,000 shares of common stock, $.01 par value, and 2,000,000 shares of undesignated preferred stock, $.01 par value. The Board may fix the rights, preferences, and privileges of the preferred stock, along with the voting powers (full or limited or no voting powers), such preferences and relative participating, optional, or other special rights, and such qualifications, limitations, or restrictions, including dividend rights, conversion rights, redemption privileges, and preferences on liquidation or dissolution of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock also could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of our company.

On July 24, 2003, we effected a three-for-two stock split in the form of a 50% stock dividend. Our financial statements and related notes have been revised to give retroactive effect to the stock split for all periods presented. Cash in the amount of $2,395 was paid on August 8, 2003, in lieu of the issuance of fractional shares totaling approximately 119 shares of common stock.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Marten Transport, Ltd.:

We have audited the accompanying balance sheet of Marten Transport, Ltd. (the “company”) as of December 31, 2002, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the company as of December 31, 2001 and for the two-year period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revisions described in Note 13 to the financial statements, in their report dated January 18, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Marten Transport, Ltd. as of December 31, 2001, and for the two-year period then ended were audited by other auditors who have ceased operations. As described in Note 13, those financial statements have been revised to retroactively reflect a three-for-two stock split effective July 24, 2003. We have audited the adjustments that were applied to revise the 2000 and 2001 financial statements. In our opinion, such adjustments are appropriate, and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 and 2001 financial statements of Marten Transport, Ltd. other than with respect to such adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2000 and 2001 financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

January 22, 2003, except as to Note 13,
                    which is as of July 24, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP which report has not been reissued by Arthur Andersen LLP. Certain financial information for each of the two years in the period ended December 31, 2001, was not reviewed by Arthur Andersen LLP. As described in note 13, such information relates to the revision to give retroactive effect to the three-for-two stock split effective July 24, 2003. The report also refers to certain financial statements that are not included herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Marten Transport, Ltd.:

We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders’ investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota

January 18, 2002

MARTEN TRANSPORT, LTD.

Balance Sheets

	December 31,

	2001	2002
(In thousands, except share and per share information)
ASSETS
Current assets:
Cash	$1,990	$—
Receivables:
Trade, less allowances of $868 and $892, respectively	27,295	30,627
Other	4,477	6,561
Prepaid expenses and other	7,488	7,832
Deferred income taxes	3,297	4,311

Total current assets	44,547	49,331

Property and equipment:
Revenue equipment	223,850	233,490
Buildings and land	7,993	8,003
Office equipment and other	7,193	7,338
Less accumulated depreciation	(77,301)	(89,003)

Net property and equipment	161,735	159,828
Other assets	4,011	6,859

	$210,293	$216,018

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Checks issued in excess of cash balances	$—	$130
Accounts payable	5,431	4,919
Insurance and claims accruals	8,984	12,915
Accrued liabilities	9,176	10,625
Current maturities of long-term debt	3,571	3,571

Total current liabilities	27,162	32,160
Long-term debt, less current maturities	71,545	60,058
Deferred income taxes	39,187	44,580

Total liabilities	137,894	136,798

Commitments and contingencies (Notes 4 and 11)
Stockholders’ equity:
Common stock, $.01 par value per share, 10,000,000 shares authorized, 6,303,592 and 6,362,992 shares issued and outstanding	63	63
Additional paid-in-capital	10,228	10,822
Retained earnings	62,362	68,335
Accumulated other comprehensive loss	(254)	—

Total stockholders’ equity	72,399	79,220

	$210,293	$216,018

The accompanying notes are an integral part of these financial statements.

MARTEN TRANSPORT, LTD.

Statements of Operations

	For the Years Ended December 31,

	2000	2001	2002
(In thousands, except per share information)
Operating revenue	$260,797	$282,764	$293,096

Operating expenses (income):
Salaries, wages and benefits	75,076	86,220	89,941
Purchased transportation	61,096	61,508	67,359
Fuel and fuel taxes	41,880	45,356	43,339
Supplies and maintenance	18,849	22,537	21,792
Depreciation	25,154	26,989	27,706
Operating taxes and licenses	4,953	5,184	5,136
Insurance and claims	5,883	10,337	14,870
Communications and utilities	2,938	3,121	3,002
Loss (gain) on disposition of revenue equipment	(742)	(1,149)	26
Other	7,019	7,554	8,064

	242,106	267,657	281,235

Operating income	18,691	15,107	11,861

Other expenses (income):
Interest expense	6,242	5,114	3,479
Interest income	(338)	(513)	(1,252)

	5,904	4,601	2,227

Income before income taxes	12,787	10,506	9,634
Provision for income taxes	4,859	3,992	3,661

Net income	$7,928	$6,514	$5,973

Basic earnings per common share	$1.25	$1.04	$0.94

Diluted earnings per common share	$1.25	$1.02	$0.92

Weighted average common shares outstanding
Basic	6,323	6,273	6,353

Diluted	6,342	6,356	6,527

The accompanying notes are an integral part of these financial statements.

MARTEN TRANSPORT, LTD.

Statements of Stockholders’ Equity and Comprehensive Income

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-In	Retained	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Equity	Income
(In thousands, except share information)
Balance at December 31, 1999	6,450,217	$65	$9,934	$49,606	$—	$59,605
Net income	—	—	—	7,928	—	7,928	$7,928
Repurchase of common stock	(180,000)	(2)	—	(1,686)	—	(1,688)

Comprehensive income							7,928

Balance at December 31, 2000	6,270,217	63	9,934	55,848	—	65,845
Net income	—	—	—	6,514	—	6,514	6,514
Issuance of common stock	33,375	—	294	—	—	294
Transition adjustment related to change in accounting for derivative instruments and hedging activities, net of tax	—	—	—	—	(173)	(173)	(173)
Unrealized loss on qualifying cash flow hedges, net of tax	—	—	—	—	(81)	(81)	(81)

Comprehensive income							6,260

Balance at December 31, 2001	6,303,592	63	10,228	62,362	(254)	72,399
Net income	—	—	—	5,973	—	5,973	5,973
Issuance of common stock	59,400	—	594	—	—	594
Unrealized gain on qualifying cash flow hedges, net of tax	—	—	—	—	254	254	254

Comprehensive income							$6,227

Balance at December 31, 2002	6,362,992	$63	$10,822	$68,335	$—	$79,220

The accompanying notes are an integral part of these financial statements.

MARTEN TRANSPORT, LTD.

Statements of Cash Flows

	For the Years Ended December 31,

	2000	2001	2002
(In thousands)
Cash flows from operating activities:
Operations:
Net income	$7,928	$6,514	$5,973
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	25,154	26,989	27,706
Loss (gain) on disposition of revenue equipment	(742)	(1,149)	26
Deferred tax provision	6,007	4,148	4,379
Changes in other current operating items:
Receivables	(5,814)	1,907	(4,714)
Prepaid expenses and other	(724)	707	(344)
Accounts payable	(664)	53	(512)
Other current liabilities	(4,060)	1,127	5,634

Net cash provided by operating activities	27,085	40,296	38,148

Cash flows from investing activities:
Revenue equipment additions	(53,875)	(31,461)	(39,768)
Proceeds from revenue equipment dispositions	11,168	9,776	11,201
Buildings and land, office equipment and other additions, net	(2,370)	(379)	(260)
Net change in other assets	(841)	(1,599)	(548)

Net cash used for investing activities	(45,918)	(23,663)	(29,375)

Cash flows from financing activities:
Long-term borrowings	107,350	68,600	70,300
Repayment of long-term borrowings	(86,707)	(83,385)	(81,787)
Issuance of common stock	—	294	594
Repurchase of common stock	(1,688)	—	—
Change in net checks issued in excess of cash balances	(122)	(152)	130

Net cash (used for) provided by financing activities	18,833	(14,643)	(10,763)

Net change in cash	—	1,990	(1,990)
Cash:
Beginning of year	—	—	1,990

End of year	$—	$1,990	$—

Supplemental disclosure of cash flow information:
Cash paid (received) for:
Interest	$5,557	$5,555	$3,583

Income taxes	$776	$(48)	$(1,288)

Supplemental disclosure of noncash investing activities:
Lease receivables from disposition of revenue equipment	$—	$874	$3,002

The accompanying notes are an integral part of these financial statements.

MARTEN TRANSPORT, LTD.

Notes to Financial Statements
Years Ended December 31, 2000, 2001, and 2002

1.     Summary of Significant Accounting Policies

Nature of business: Marten Transport, Ltd. is a long-haul truckload carrier providing protective service transportation of temperature-sensitive materials and general commodities to customers in the United States and Canada.

Prepaid expenses and other: As of December 31, prepaid expenses and other consisted of the following:

	2001	2002
(In thousands)
License fees	$2,977	$3,467
Tires in service	1,882	1,980
Parts and tires inventory	1,315	1,211
Other	1,314	1,174

	$7,488	$7,832

Property and equipment: Additions and improvements to property and equipment are capitalized at cost. Maintenance and repair expenditures are charged to operations. Gains and losses on disposals of revenue equipment are included in operations as they are a normal, recurring component of our operations.

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes. Accelerated methods are used for income tax reporting purposes. Following is a summary of estimated useful lives for financial reporting purposes:

Years

Revenue equipment:
Tractors	5
Trailers	7
Satellite tracking	7
Buildings	20
Office equipment and other	3-15

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Net investment in direct financing leases: We have direct financing tractor lease receivables from independent contractors, which expire over the next five years.

Tires in service: The cost of original equipment and replacement tires placed in service is capitalized. Amortization is calculated based on cost, less estimated salvage value, using the straight-line method over 24 months. The current portion of capitalized tires in service is included in prepaid expenses and other in the accompanying balance sheets. The long-term portion of capitalized tires in service and the estimated salvage value are included in revenue equipment in the accompanying balance sheets. The cost of recapping tires is charged to operations.

Income taxes: We use the liability method of accounting for income taxes. Deferred taxes are calculated based upon the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given current tax laws.

Insurance and claims: We self-insure, in part, for losses relating to workers’ compensation, auto liability, general liability, cargo and property damage claims, along with employees’ health insurance. We maintain insurance coverage for per-incident and total losses in amounts we consider adequate based upon historical experience and our ongoing review. We reserve currently for anticipated losses. The insurance and claims reserves are periodically evaluated and adjusted to reflect our experience. Under agreements with our insurance carriers and regulatory authorities, we have $3.2 million in letters of credit to guarantee settlement of claims.

Revenue recognition: We record revenue and related expenses on the date shipment of freight is completed. We earned 15 percent and 11 percent of our revenue in 2000 from two single customers. We earned 12 percent and 11 percent of our revenue in 2001 from two single customers whose trade receivables represented 13 percent and 7 percent, respectively, of our trade receivables as of December 31, 2001. We earned 11 percent and 9 percent of our revenue in 2002 from two single customers whose trade receivables each represented 10 percent of our trade receivables as of December 31, 2002.

Earnings per common share: Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and other dilutive securities had been issued using the treasury stock method.

Accounting for stock-based compensation: We have adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (Statement No. 148). Statement No. 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement No. 123). As of December 31, 2002, we have two stock-based employee compensation plans, which are described more fully in Note 8. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement No. 123:

	2000	2001	2002
(In thousands, except per share amounts)
Net income, as reported	$7,928	$6,514	$5,973
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(203)	(204)	(217)

Pro forma net income	$7,725	$6,310	$5,756

Earnings per common share:
Basic-as reported	$1.25	$1.04	$0.94

Basic-pro forma	$1.22	$1.01	$0.91

Diluted-as reported	$1.25	$1.02	$0.92

Diluted-pro forma	$1.22	$1.00	$0.89

      The weighted-average fair value as of the date of grant was $4.33 per share for options granted during 2000, $4.56 per share for options granted during 2001, and $4.47 per share for options granted during

2002. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2000	2001	2002

Expected option life in years	7	7	6
Risk-free interest rate percentage	6.2	4.9	4.2
Expected stock price volatility percentage	33	33	32
Expected dividend payments	—	—	—

Segment reporting: We have adopted the provisions of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (Statement No. 131). Statement No. 131 establishes accounting standards for segment reporting. We operate in a single segment— long-haul truckload carriage providing protective service transportation of temperature-sensitive materials and general commodities.

Use of estimates: We must make estimates and assumptions to prepare the financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the financial statements. These estimates are primarily related to insurance and claims accruals and depreciation. Ultimate results could differ from these estimates.

Reclassifications: Certain amounts in the 2000 and 2001 financial statements have been reclassified to be consistent with the 2002 presentation. These reclassifications do not have a material effect on the financial statements.

2.     Net Investment in Direct Financing Leases

As of December 31, the components of the net investment in direct financing leases consisted of the following:

	2001	2002
(In thousands)
Total minimum lease payments to be received	$6,356	$11,920
Less: unearned income	(1,552)	(2,819)

Net investment in direct financing leases	$4,804	$9,101

The current portion of our lease receivables is included in other receivables in the accompanying balance sheets. The long-term portion of our lease receivables is included in other assets in the accompanying balance sheets.

As of December 31, 2002, minimum lease payments to be received for each of the five succeeding fiscal years are as follows: $3,953,000 in 2003, $3,766,000 in 2004, $2,665,000 in 2005, $1,119,000 in 2006 and $417,000 in 2007.

3.     Long-Term Debt

As of December 31, long-term debt consisted of the following:

	2001	2002
(In thousands)
Unsecured committed credit facility in the amount of $60 million with banks maturing in January 2004 and bearing variable interest based upon either the London Interbank Offered Rate plus applicable margins or the bank’s Prime Rate (weighted average rate for the facility was 2.8% at December 31, 2002)	$40,116	$32,200
Series A Senior Unsecured Notes maturing in October 2008 with annual principal payments of $3.57 million which began in October 2002 and bearing fixed interest at 6.78%	25,000	21,429
Series B Senior Unsecured Notes maturing in April 2010 with annual principal payments of $1.43 million beginning in April 2004 and bearing fixed interest at 8.57%	10,000	10,000

Total long-term debt	75,116	63,629
Less current maturities of long-term debt	3,571	3,571

Long-term debt, less current maturities	$71,545	$60,058

An additional $24.6 million of financing was available to us as of December 31, 2002 under our unsecured committed credit facility.

Our unsecured committed credit facility prohibits us from paying, in any fiscal year, dividends in excess of 25 percent of our net income from the prior fiscal year. The debt agreements also contain restrictive covenants which, among other matters, require us to maintain certain financial ratios, including debt-to-equity, minimum tangible net worth, cash flow leverage and interest coverage ratios. We were in compliance with all such debt covenants at December 31, 2002.

Maturities of long-term debt at December 31, 2002, are as follows:

Amount
(In thousands)
2003	$3,571
2004	37,200
2005	5,000
2006	5,000
2007	5,000
Thereafter	7,858

$63,629

4.     Related Party Transactions

The following related party transactions occurred during the three years ended December 31, 2002:

(a) We purchase fuel, tires and related services from a company in which one of our directors is the president and a stockholder. Our payments to that company were $2.2 million in 2000, $1.7 million in 2001 and $2.2 million in 2002.

(b) We acquired a 45 percent equity interest in MW Logistics, LLC, or MWL, through an investment of $500,000 in November 2001. We earned $1.5 million of our revenue in 2001 and $6.3 million of our revenue in 2002 through transportation services arranged by MWL, a provider of logistics services to the transportation industry. We also have a trade receivable of $1.1 million from MWL as of December 31, 2002. We have a commitment subject to restrictive covenants through March 2003 to provide revolving loans to MWL in the amount of $1.25 million. We have informed MWL that we do not intend to call for payment of this loan before January 1, 2004. The balance of our revolving loan receivable from MWL was $290,000 as of December 31, 2002.

We believe that these transactions with related parties are on reasonable terms which, based upon market rates, are comparable to terms available from unaffiliated third parties.

5.     Income Taxes

The components of the provision (benefit) for income taxes consisted of the following:

	2000	2001	2002
(In thousands)
Current:	$(999)	$(363)	$(576)
Federal	(149)	51	14

State	(1,148)	(312)	(562)

Deferred:	5,020	3,698	3,605
Federal	987	606	618

State	6,007	4,304	4,223

Total provision	$4,859	$3,992	$3,661

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

	2000	2001	2002

Statutory federal income tax rate	34%	34%	34%
Increase in taxes arising from:
State income taxes, net of federal income tax benefit	4	4	4

Effective tax rate	38%	38%	38%

As of December 31, the net deferred tax liability consisted of the following:

	2001	2002
(In thousands)
Deferred tax assets:
Reserves and accrued liabilities for financial reporting in excess of tax	$4,781	$6,608
State income tax deduction for financial reporting in excess of tax	1,871	2,081
Alternative minimum tax credit	1,419	593
Net operating loss carryforwards	1,396	185
Other	157	5

	9,624	9,472

Deferred tax liabilities:
Tax depreciation in excess of depreciation for financial reporting	43,585	46,230
Prepaid licenses and use tax expensed for income tax purposes and capitalized for financial reporting	1,150	2,297
Capital leases receivable for financial reporting in excess of tax	289	1,214
Other	490	—

	45,514	49,741

Net deferred tax liability	$35,890	$40,269

As of December 31, 2002, we have state net operating loss carryforwards of $2.7 million, expiring in the years 2005 through 2021, and alternative minimum tax credits of $593,000, which carry forward indefinitely. We have not provided a valuation allowance against deferred tax assets at December 31, 2001 or 2002.

6.     Common Stock Repurchase

In November 1999, our Board of Directors approved the repurchase of up to 450,000 shares of our common stock in the open market. Under this program, we repurchased 90,000 shares of our common stock in February 2000 at $9.42 per share, and 90,000 shares in June 2000 at $9.33 per share. The 180,000 shares have been retired, reducing stockholders’ equity by $1.69 million.

7.     Earnings Per Common Share

Basic and diluted earnings per common share were computed as follows:

	2000	2001	2002
(In thousands, except per share amounts)
Numerator:
Net income	$7,928	$6,514	$5,973

Denominator:
Basic earnings per common share — weighted average shares	6,323	6,273	6,353
Effect of dilutive stock options	19	83	174

Diluted earnings per common share — weighted average shares and assumed conversions	6,342	6,356	6,527

Basic earnings per common share	$1.25	$1.04	$0.94

Diluted earnings per common share	$1.25	$1.02	$0.92

Options totaling 481,875 shares in 2000, 54,375 shares in 2001, and 11,250 shares in 2002 were outstanding but were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted average shares.

8.     Employee Benefits

Stock Incentive Plans — Under our Stock Incentive Plan adopted in 1995, officers, directors and employees may be granted incentive and non-statutory stock options. Incentive stock option prices must be at least the fair market value of our common stock on the date of grant. Non-statutory stock option prices must be at least 85 percent of the fair market value of our common stock on the date the option is granted. Stock options expire within 10 years after the date of grant. The plan also allows for stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 2002. The maximum number of shares of common stock available for issuance under the plan is 1,125,000 shares.

In 1986, we adopted an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan allowing for the grant of options. The option prices must be at least the fair market value of our common stock on the date of grant. In these plans, 562,500 shares of common stock are available for issuance to officers, directors and employees. Options under the Incentive Stock Option Plan expire within 10 years after the date of grant. Options under the Non-Statutory Stock Option Plan expire within 10 years and one month after the date of grant. As of December 31, 2002, there were 22,500 shares reserved for issuance under options outstanding under the 1986 plans. These plans expired in 1996, and no additional options will be granted under them.

As of December 31, stock option activity under our plans was as follows:

	2000		2001		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	600,750	$8.81	728,250	$8.83	736,125	$9.01
Granted	157,500	8.99	56,250	10.09	67,500	11.31
Exercised	—	—	(33,375)	6.97	(59,400)	9.03
Forfeited	(30,000)	9.13	(15,000)	9.03	—	—

Outstanding, end of year	728,250	$8.83	736,125	$9.01	744,225	$9.22

Exercisable, end of year	530,250	$8.84	574,125	$8.97	595,725	$9.04

The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 2002:

	Range of Exercise Price

		$7.83 to	$10.67 to
	$5.39	$9.92	$12.30	Total

Options outstanding:
Number of shares	22,500	614,850	106,875	744,225
Weighted-average remaining contractual life	4.1 years	4.4 years	8.6 years	5.0 years
Weighted-average exercise price	$5.39	$8.99	$11.38	$9.22
Options exercisable:
Number of shares	22,500	529,350	43,875	595,725
Weighted-average exercise price	$5.39	$9.02	$11.12	$9.04

Retirement Savings Plan — We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after one year of service. Each participant was able to contribute up to the limit set by law of $11,000 in 2002. We contribute 25 percent of each participant’s contribution, up to a total of 4 percent contributed. Our contribution vests at the rate of 20 percent per year for the second through sixth years of service. In addition, we may make elective contributions as determined by the Board of Directors. Elective contributions were not made in 2000, 2001 or 2002. Total expense recorded for the plan was $210,000 in 2000, $318,000 in 2001 and $300,000 in 2002.

Stock Purchase Plans — An Employee Stock Purchase Plan and an Independent Contractor Stock Purchase Plan are sponsored to encourage employee and independent contractor ownership of our common stock. Eligible participants specify the amount of regular payroll or contract payment deductions and voluntary cash contributions that are used to purchase shares of our common stock. The purchases are made at the market price on the open market. We pay the broker’s commissions and administrative charges for purchases of common stock under the plans.

9.     Accounting for Derivative Instruments and Hedging Activities

On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” issued by the Financial Accounting Standards Board in 1998. Statement No. 133, as amended, establishes accounting and reporting standards requiring the recording of each derivative instrument in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative instrument’s fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. For hedges which meet the criteria, the derivative instrument’s gains and losses, to the extent effective, may be recognized in accumulated other comprehensive income (loss) included in stockholders’ equity, rather than current earnings.

Previously, we utilized commodity swap agreements to partially hedge our exposure to diesel fuel price fluctuations, but all such agreements have expired by December 31, 2002. These agreements met the specific hedge accounting criteria and therefore constituted cash flow hedges. The effective portion of the cumulative gain or loss on the derivative instruments has been reported as a component of accumulated other comprehensive loss and was recognized into current earnings in the same period or periods during which the hedged transactions affected current earnings. No ineffectiveness was recognized in current earnings during 2001 or 2002.

The effect of our adoption of Statement No. 133 on January 1, 2001, was to record a liability of $279,000 for the fair value of hedged contracts with a corresponding pretax accumulated other comprehensive loss of $279,000 ($173,000 net of income tax benefit). The accumulated other comprehensive loss was attributable to losses on effective cash flow hedges. During 2001, accumulated other comprehensive loss increased by $131,000 ($81,000 net of income tax benefit) to reflect an unrealized loss and decrease in remaining notional amount on our commodity swap agreements from January 1, 2001 to December 31, 2001. During 2002, accumulated other comprehensive loss was reversed by $410,000 ($254,000 net of income taxes) to reflect an unrealized gain and expiration of the remaining notional amount on our commodity swap agreements from January 1, 2002 to December 31, 2002.

10.     Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The fair value of our total long-term debt is estimated to be $74.7 million at December 31, 2001 and $65.0 million at December 31, 2002. The fair value was estimated using discounted cash flow analysis. Current borrowing rates for similar long-term debt were used in this analysis.

11.     Commitments and Contingencies

We are committed to: (a) purchase $4.8 million of new revenue equipment in 2003; (b) provide revolving loans to MW Logistics, LLC totaling $1.25 million through 2003 (see Note 4); and (c) operating lease obligations totaling $355,000 through 2004.

We are involved in legal actions that arise in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon our financial position or results of operations.

12.     Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations for 2001 and 2002:

2001 Quarters (In thousands, except per share amounts)	First	Second	Third	Fourth	Total

Operating revenue	$69,967	$71,653	$70,757	$70,387	$282,764
Operating income	4,117	4,317	3,673	3,000	15,107
Net income	1,648	1,922	1,622	1,322	6,514
Basic earnings per common share	$0.26	$0.31	$0.26	$0.21	$1.04
Diluted earnings per common share	$0.26	$0.31	$0.25	$0.21	$1.02

2002 Quarters (In thousands, except per share amounts)	First	Second	Third	Fourth	Total

Operating revenue	$67,998	$74,031	$74,736	$76,331	$293,096
Operating income	1,836	5,169	3,480	1,376	11,861
Net income	689	2,841	1,864	579	5,973
Basic earnings per common share	$0.11	$0.45	$0.29	$0.09	$0.94
Diluted earnings per common share	$0.11	$0.44	$0.29	$0.09	$0.92

13.     Subsequent Event — Stock Split

The Company’s Board of Directors approved a three-for-two stock split effected July 24, 2003, in the form of a 50% stock dividend. The accompanying financial statements and related notes have been revised to give retroactive effect to the stock split for all periods presented.

PROSPECTUS

Stephens Inc.

BB&T Capital Markets
Legg Mason Wood Walker
Incorporated
Morgan Keegan & Company, Inc.

August 14, 2003